As filed with the Securities and Exchange Commission on April 6, 2007

Registration No. 333-_______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CHINA DIGITAL MEDIA CORPORATION
(Name of small business issuer in its charter)

HAIRMAX INTERNATIONAL CORP.
(Former name of registrant)

Nevada (State or other jurisdiction of incorporation or organization)	334220 (Primary Standard Industrial Classification Code Number)	13-3422912 (IRS Employer Identification Number)

2505-06, 25/F, Stelux House, 698 Prince Edward Road, E. Kowloon, Hong Kong
(011) 852-2390-8600
(Address and telephone number of principal executive offices and principal place of business)

Daniel Ng
2505-06, 25/F, Stelux House, 698 Prince Edward Road, E. Kowloon, Hong Kong
(011) 852-2390-8600
(Name, address and telephone number of agent for service)

Copy of all communications to:
Cavas Pavri, Esq. Cozen O’Connor 1900 Market Street Philadelphia, PA 19103 (215) 665-5542 Facsimile: (215) 701-2478

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement or the same offering. [  ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [  ]

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Share(1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common Stock, $0.001 par value,	26,459,576	$0.50	$13,229,788	$407
Total	26,459,576	$0.50	$13,229,788	$407

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457.
(2)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, based upon the last sale of the Registrant’s common stock on March 29, 2007, as reported in the over-the-counter market.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED April 6, 2007

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. The prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

CHINA DIGITAL MEDIA CORPORATION

26,459,576 shares of Common Stock
_________________

This prospectus covers the resale of our common stock underlying outstanding convertible debentures and warrants held by the selling shareholders described on page 11 of this prospectus. The selling shareholders will sell their shares of common stock at prevailing market prices, at privately negotiated prices or in any other manner allowed by law. Although we will receive proceeds from the exercise of the warrants, we will not receive any of the proceeds from the sale of the common stock sold by the selling shareholders. If all of the selling shareholders holding warrants exercised them, we would receive $23,154,639. The selling shareholders are not obligated to exercise the warrants.

Our common stock is currently traded on the Over-The-Counter Bulletin Board under the symbol “CDGT.OB”. The last reported sale price on March 29, 2007 was $0.50 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 3 for a discussion of factors that should be considered by prospective purchasers of our common stock.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is ______, 2007.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including our financial statements and the related notes, elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors” on Page 3.

THE OFFERING

Securities offered	26,459,576 shares of common stock underlying debentures and warrants. (See "Selling Security Holders" and "Description of Security").
Common stock to be outstanding after this offering	57,447,893 shares assuming the full conversion of the debentures and the full exercise of the warrants discussed above.
Use of Proceeds
We will not receive any proceeds from the sale of the common stock sold by the selling shareholders hereunder. We will, however, receive proceeds upon the exercise of the warrants which, if all such warrants are exercised in full, would be $23,154,639. The selling shareholders are under no obligation to exercise their warrants. Proceeds, if any, received from the exercise of warrants will be used for general corporate purposes.

Market for Our Securities	Our common stock currently trades on the OTC Bulletin Board under the symbol CDGT.OB.
Risk Factors
You should consider carefully all of the information set forth in this prospectus, and, in particular, the specific factors set forth under “Risk Factors” below, before deciding whether or not to invest in our Securities.

    Our principal executive office is located at 2505-06, 25/F, Stelux House, 698 Prince Edward Road, E. Kowloon, Hong Kong, and our telephone number is (011) 852-2390-8600.

RISK FACTORS

You should carefully consider and evaluate all of the information contained in this prospectus, including the following risk factors, before deciding to invest in our securities. Any of these risks could materially and adversely affect our business, financial condition and results of operations, which in turn could adversely affect the price of our common stock.

Risks Related to Our Business and Industry

We have a limited operating history on which to evaluate our operations.

We commenced operations in early 2005, and as such, we have a limited history on which an investor may evaluate our operations. We had revenues of $7.9 million and $15.5 million for fiscal years 2005 and 2006, respectively. We had net income of $3.1 million and $2.1 million for fiscal years 2005 and 2006, respectively. Any investment in us should be considered a high risk investment because the investor will be placing funds at risk in an unseasoned early stage company with unforeseen costs, expenses, competition and other problems to which such companies are often subject.

Our cable television migration operations require us to incur significant upfront costs to supply customers with set-top-boxes, recovery of which would be better managed if we are able to sell customers more value-added services or additional set-top-boxes.

Our agreement with the Nanhai Network Company provides that we migrate all cable TV subscribers in Nanhai from an analog signal to a digital signal by the end of 2007. In order for us to maintain a more stable liquidity, we must also sell to subscribers additional value-added services or sell subscribers additional STB, in addition to receiving portions of subscription fees from the Nanhai Network Company. If a sufficient number of subscribers do not purchase additional value-added services or additional STB from us, we may not be in a position to offset our initial cost for providing the STB in a timely manner.

Our business plan requires substantial capital and there is no assurance that we will be able to raise such capital.

Our goal is to expand our operation by entering into new cable television digitization migration agreements with new cities similar to our arrangement with Nanhai which requires a significant amount of capital. In particular, our ability to perform cable television migrations requires us to provide STB for subscribers. If future migration arrangements have similar terms, we will need significant additional capital to provide the boxes to subscribers. We do not have any commitments for funding at this time, and additional funding may not be available to us in the future on favorable terms, if at all.

A substantial portion of our accounts receivable are with the Nanhai Network Company.

Approximately 72% of our accounts receivables are with the Nanhai Network Company in connection with the cable television digitization migration being performed by us. These receivables are paid to us based on a schedule with the Nanhai Network Company. Although we have no reason to believe that these receivables will not be paid in a timely manner, if the Nanhai Network Company were to delay its payment to us or be unable to pay the monies due to the us, our high concentration of credit risk may cause us financial difficulties and may cause us to become unable to fulfill our payment obligations to our vendors.

Our revenue recognition in connection with our cable television migration project occurs substantially in advance of our cash receipts from the migration project.

We recognize revenues from our cable television migration project in Nanhai on a monthly basis. However, subscribers pay their subscription fees to the Nanhai Network Company on a quarterly basis, and we receive their portion of the fees thereafter, the period of which may be as long as six months. As such, there is a considerable delay between our recognition of revenues and the cash receipts from such revenues.

Our success will depend on public acceptance of cable services in China.

The cable television industry is new and evolving in China. If there is a lack of acceptance or slow growth of the cable industry in China, the number of subscribers to our services and our revenues will be adversely affected. Our future results of operations will depend substantially upon the increased acceptance for payment for television programming in China, and the willingness of subscribers to purchase value-added services, such as premium channels.

We are dependent on three suppliers for our set-top-boxes and smart cards.

Our cable television digitization migration process requires us to supply subscribers with set-top-boxes and smart cards. Currently, we rely on three suppliers for our set-top-boxes and smart cards. If any of these suppliers is unable to produce set-top-boxes or smart cards as required by us on a timely basis and in a cost effective manner, or if our relationship with any supplier were damaged or terminated, our ability to complete the cable television digitization migration process in Nanhai or in other cities on schedule would be materially adversely effected.

We derive a portion of our revenue from the sale of advertising time, and advertising is particularly sensitive to changes in economic conditions.

Our results of operations depend heavily on advertising revenue, and demand for advertising is affected by prevailing general economic conditions. Adverse economic conditions generally, and any downturns in the economy in the PRC, are likely to negatively impact the advertising industry, causing advertisers to reduce the money they spend on purchasing advertising time. Any such declines in the level of business activity of our advertising customers may also have a material adverse effect on our revenues and results of operations. Although recently there has been significant growth in the PRC economy, there can be no assurance that this trend will continue or that any such improvement in general economic conditions will generate increased advertising revenue. Global and local downturns in the general economic environment may cause our advertising customers to reduce the amounts they spend on advertising, which could result in a decrease in demand for advertising airtime with the television stations with which we work. This could adversely affect our business, financial condition, results of operations and cash flow.

Our operating results are heavily dependent on the importance of television as an advertising medium.

We generate a significant portion of our revenues from the sale of advertising airtime on the television channels with which we work. In the advertising market, television competes with various other advertising media, such as print, radio, the internet and outdoor advertising. There can be no assurances that the television advertising market will maintain its current position among advertising media or that changes in the regulatory environment will not favor other advertising media. Increases in competition arising from the development of new forms of advertising media could have an adverse effect on our maintaining and developing our advertising revenues and, as a result, on our results of operations and cash flows.

Our advertising revenue depends on the technical reach of the television stations with which we work, the pricing of advertising time, television viewing levels, changes in audience preferences, shifts in population, technological developments relating to media and broadcasting, competition from other broadcasters and other media operators, and trends in the advertising markets in China in which we operate. There can be no assurance that we will be able to continue to respond successfully to such developments. Any decline in the appeal of television generally or of the television channels with which we work, specifically, whether as a result of the growth in popularity of other forms of media or a decline in the attractiveness of television as an advertising medium, could have a material adverse effect on our results of operations and cash flows.

Our profitability is highly dependent on the program ratings received by the channels with which we work over which we have limited or no control.

In general, viewer interest in programming offered on a television channel determines the audience ratings a channel receives. Ratings are a significant factor in the amount of revenues we generate as ratings impact the pricing that we can charge to our advertisers. Because television stations generally make the final decision as to which programs they will broadcast, if the television stations choose poor quality programming, or due to competitive forces are unable to secure popular programs, their channel ratings could be negatively affected. The failure by television stations to achieve good ratings for their programs could have a material adverse affect on the our profitability.

The success of our joint venture arrangements with Guizhou Television Station is dependent on Guizhou Television Station.

Establishing and maintaining good relationships with Guizhou Television Station, our Chinese joint venture partner is critical to the ability of the joint venture arrangements to achieve commercial success. We have limited control over the operations of the joint ventures as Guizhou Television Station owns 51% of the joint venture responsible for sourcing and producing content, as well as schedule planning.

The requirements of being a public company may strain our resources and distract our management.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls for financial reporting. We are required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accountants addressing these assessments. During the course of testing, we may identify deficiencies which we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. We will be required to comply with the requirements of Section 404 for our fiscal year ended December 31, 2008. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.

In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. This may divert management's attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, we may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge, and we cannot assure you that we will be able to do so in a timely fashion.

If a third party claims we are infringing on its intellectual property rights, we could incur significant litigation or licensing expenses, or be prevented from further developing or commercializing our products.

Our commercial success depends in part on our ability to operate without infringing the patents and other proprietary rights of third parties. A third party may assert that we have infringed his, her or its patents and proprietary rights or challenge the validity of any patents we may receive in the future or our proprietary rights. Likewise, we may need to resort to litigation to enforce any patent rights we receive in the future or to determine the scope and validity of a third party's proprietary rights, which litigation, even if successful, is expensive and time consuming.

The outcome of these proceedings is uncertain and could significantly harm our business. If we do not prevail in this type of litigation, we may be required to:

▪	pay monetary damages;

▪
expend time and funding to redesign our products, such as our set-top-box, so that we do not infringe on others' patents while still allowing us to compete in the market with a substantially similar product;

▪	obtain a license in order to continue manufacturing or marketing the affected product, and pay license fees and royalties; or

▪	stop research and commercial activities relating to the affected product if a license is not available on acceptable terms, if at all.

In addition, the defense and prosecution of intellectual property suits, interferences, oppositions and related legal and administrative proceedings, even if resolved in our favor, could be expensive and time consuming and could divert financial and managerial resources. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater financial resources.

Technological advances, the introduction of new products, and new design and manufacturing techniques could adversely affect our operations unless we are able to adapt to the resulting change in conditions.

Our future success and competitive position depend to a significant extent upon our proprietary technology, specifically the technology included in our set-top-box. We will be required to expend substantial funds for and commit significant resources to the conduct of continuing research and development activities, the engagement of additional engineering and other technical personnel, and the enhancement of design and manufacturing processes and techniques. Our future operating results will depend to a significant extent on our ability to continue to design and manufacture new or improved set-top-boxes. There can be no assurance that any new set-top-boxes will receive or maintain customer or market acceptance. If we are unable to design and manufacture new set-top-boxes on a timely and cost-effective basis, such inability could have a material adverse effect on our business, financial condition, results of operations and liquidity.

Our business operations may be affected by legislative or regulatory changes in China.

Relevant Chinese government authorities have recently considered and adopted new regulations that have and may continue to influence various aspects of the advertising and media industry and we cannot predict the timing and effects of any new regulations. Because laws and regulations governing the advertising and media industry in China change frequently we also cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on our business. Changes in laws and regulations governing the content of advertising, business licensing or otherwise affecting the advertising and media industry in China may materially and adversely affect our results of operations, business or prospects.

Our cable television operations compete with a large number of different entities in various media-related markets, many of which have greater financial sources than us.

Our cable television operations compete with a variety of sources that provide news, information and entertainment programming to consumers, including:

▪	Interactive online computer services, including Internet distribution of movies and TV programs;

▪	Newspapers, magazines and book stores;

▪	Movie theatres; and

▪	Video stores and home video products.

Many of these competitors have greater financial and personnel resources than us. We can provide no assurance that we will be able to successfully compete with these forms of alternate media.

If we do not compete successfully against new and existing competitors, we may lose market share, and our profitability may be adversely affected.

We directly compete with other companies that sell television advertising time, including, but not limited to, other television broadcasters and certain programming companies. We also may face competition in the future from new entrants in this sector of the advertising industry. Increased competition could reduce our operating margins and profitability and result in a loss of market share. Some of our competitors may have significantly greater financial, marketing or other resources than us. Moreover, increased competition would provide advertisers with a wider range of advertising service alternatives, which could lead to lower prices and decreased revenues, gross margins and profits.

Difficulties managing growth could adversely affect our business, operating results and financial condition.

If we achieve growth in our operations in the next few years, such growth could place a strain on our management, and our administrative, operational and financial infrastructure. Our ability to manage our operations and growth requires the continued improvement of operational, financial and management controls, reporting systems and procedures. In addition, we will need to hire additional management, financial and sales and marketing personnel to manage our future operations. If we are unable to manage our growth effectively or if we are unable to attract additional highly qualified personnel, our business, operating results and financial condition may be materially adversely affected.

Risks Related to an Investment in our Securities

We have reserved a significant number of shares of our common stock for issuance upon the exercise of warrants and upon the conversion of debentures. The issuance of these shares will have a dilutive effect on our common stock and may lower our stock price.

During the fourth quarter of 2006, we issued warrants to purchase an aggregate of 17,222,205 shares of our common stock and issued convertible debentures which may be converted into an aggregate of 6,888,882 shares of common stock. The exercise prices on these warrants range from $0.80 per share to $2.25 per share, and the conversion price of the debentures is $0.45 per share. If issued, the shares underlying the warrants and debentures would increase the number of shares of common stock currently outstanding and will dilute the holdings and voting rights of our then-existing shareholders. These shares are being registered for resale in the registration statement of which this prospectus forms a part.

We have no immediate plans to pay dividends.

We have not paid any cash dividends to date and do not expect to pay dividends for the foreseeable future. We intend to retain earnings, if any, as necessary to finance the operation and expansion of our business.

Our Chairman owns a substantial portion of our outstanding common stock, and as long as he does, he may be able to control the outcome of stockholder voting.

Mr. Daniel Ng, our Founder, Chairman, President and CEO, is the beneficial owner of approximately 76.9% of the outstanding shares of our common stock. As long he owns a significant percentage of common stock, our other shareholders may be unable to affect or change the management or the direction of us without his support. Mr. Ng will be able to exert significant influence over the outcome of all corporate actions requiring stockholder approval, including the election of directors, amendments to our articles of incorporation and approval of significant corporate transactions.

Our stock price is highly volatile, trading in our stock is sporadic, and the value of your investment may fluctuate significantly.

The market price of our common stock has fluctuated widely and may continue to fluctuate. These fluctuations may be exaggerated since the trading volume of our common stock is volatile and sporadic. These fluctuations may or may not be based upon any business or operating results. Our common stock may experience similar or even more dramatic price and volume fluctuations.

Risks Related with Doing Business in the People’s Republic of China (the “PRC” or “China”)

All of our assets and operations are located in China and all of our revenue is derived from our operations in China. Accordingly, our results of operations and prospects will be subject, to a significant extent, to the economic, political and legal developments in China, which have rapidly changed.

The PRC’s economic, political and social conditions, as well as government policies, could affect our business. China has been one of the world’s fastest-growing economies. However, there is no assurance that such growth will be sustained in the future. If in the future China’s economy experiences a downturn or grows at a lower rate than expected, there may be less demand for spending in our markets.

If the PRC imposes restrictions to reduce inflation, future economic growth in the PRC could be severely curtailed which could lead to a significant decrease in profitability.

While the economy of the PRC has experienced rapid growth, this growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in supply of money and rising inflation. In order to control inflation in the past, the PRC has imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending. If similar restrictions are imposed in the future, it may lead to a slowing of economic growth and decrease the interest in the services and products we offer, leading to a decline in profitability.

Because Chinese law governs all of our material agreements, we may not be able to enforce our rights within the PRC or elsewhere, which could result in a significant loss of business, business opportunities or capital.

Chinese law governs all of our material agreements, many of which are with Chinese governmental agencies. We cannot assure you that we will be able to enforce any of our material agreements. The Chinese legal system is similar to a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. Although legislation in China over the past 25 years has significantly improved the protection afforded to various forms of foreign investment and contractual arrangements in China, these laws, regulations and legal requirements are relatively new and their interpretation and enforcement involve uncertainties, which could limit the legal protection available to us. The inability to enforce or obtain a remedy under any of our agreements could result in a significant loss of business, business opportunities or capital and could have a material adverse impact on our operations.

Because all of our directors and officers reside outside of the United States, it may be difficult for you to enforce your rights against them or enforce U.S. court judgments against them in the PRC.

All of our directors and officers reside outside of the United States and all of our assets are located outside of the United States. It may therefore be difficult for investors in the United States to enforce their legal rights, to effect service of process upon our directors or officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties of our directors and officers under United States federal securities laws. Moreover, we have been advised that the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States. Further, it is unclear if extradition treaties now in effect between the United States and the PRC would permit effective enforcement of criminal penalties of the United States federal securities laws.

Fluctuations in the value of the Chinese currency, the Renminbi, relative to foreign currencies could affect our operating results.

We prepare our financial statements in United States dollars, but payroll and other costs of non-United States operations will be payable in foreign currencies, primarily Renminbi. To the extent future revenue is denominated in non-United States currencies, we would be subject to increased risks relating to foreign currency exchange rate fluctuations that could have a material adverse affect on our business, financial condition and operating results. The value of Renminbi against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. As our operations are in China, any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues and financial condition. For example, to the extent that we need to convert United States dollars into Renminbi for our operations, appreciation of this currency against the United States dollar could have a material adverse effect on our business financial condition and results of operations. Conversely, if we decide to convert Renminbi into United States dollars for other business purposes and the United States dollar appreciates against this currency, the United States dollar equivalent of the Renminbi we convert would be reduced. The Chinese government recently announced that it is pegging the exchange rate of the Renminbi against a number of currencies, rather than just the United States dollar. Fluctuations in the Renminbi exchange rate could adversely affect our business.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Some of the information in this prospectus contains forward-looking statements within the meaning of the federal securities laws. These statements are only predictions and you should not place undue reliance on them. Forward-looking statements typically are identified by use of terms such as “anticipate,” “believe,” “plan,” “expect,” “future,” “intend,” “may,” “will,” “should,” “estimate,” “predict,” “potential,” “continue,” and similar words, although some forward-looking statements are expressed differently. All forward-looking statements address matters that involve risks and uncertainties. There are many important risks, uncertainties and other factors that could cause our actual results, as well as trends and conditions within the markets we serve, levels of activity, performance, achievements and prospects to differ materially from the forward-looking statements contained in this prospectus. You should also carefully consider all forward-looking statements in light of the risks and uncertainties set forth under “Risk Factors” and elsewhere in this prospectus. We undertake no obligation to publicly update or review any forward-looking statements, whether as a result of new information, future developments or otherwise.

    In light of the significant uncertainties inherent in the forward-looking statements made in this prospectus, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives, future results, levels of activity, performance or plans will be achieved.

DIVIDEND POLICY

    We have never paid any cash dividends on our common stock. We anticipate that we will retain earnings to support operations and to finance the growth and development of the business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including but not limited to, future operating results, capital requirements, financial condition and the terms of any credit facility or other financing arrangements we may obtain or enter into, future prospects and in other factors our board of directors may deem relevant at the time such payment is considered.

 USE OF PROCEEDS

    We will not receive any of the proceeds from the sale of the shares of the common stock by the selling shareholders. If and when the warrants held by the selling shareholders are exercised, we will receive the proceeds from the exercise of those warrants. If all of the warrants are exercised in full, we may receive up to $23,154,639, which we intend to use for working capital and other general corporate purposes.

MARKET PRICE INFORMATION

Our common stock trades on the OTC Bulletin Board under the symbol “CDGT.OB” since March 31, 2005. For all periods described in the table below sets forth the approximate high and low closing sales prices for our common stock for the last two fiscal years. The quotations reflect inter-dealer prices, without retail markups, markdowns, or commissions and may not represent actual transactions.

            Year 2006     High   Low
Quarter ended December 31             0.7875         0.6150
Quarter ended September 30             1.4700         1.0515
Quarter ended June 30                      1.4725           1.215
Quarter ended March 31                   1.6275  1.235

Year 2005
Quarter ended December 31              2.0375         1.5850
Quarter ended September 30              3.4130         1.8430
Quarter ended June 30                       5.5830         1.6960
Quarter ended March 31(1)                      0.8650         0.1625

____________________________________________________________________
(1) On January 10, 2005, we consummated a 1:100 stock split.

SELLING SECURITY HOLDERS

    In November 2006, we completed a private equity financing of Units with five accredited investors for an aggregate of $3,100,000. Each Unit consisted of (i) an eighteen-month interest bearing convertible debenture in the principal amount of $100,000, convertible at $0.45 per share, (ii) a six-year Class A warrant to purchase 222,222 shares of common stock at an exercise price of $0.80 per share, (iii) a six-year Class B warrant to purchase 222,222 shares of common stock at an exercise price of $1.20 per share, and (iv) a six-year Class C warrant to purchase 111,111 shares of common stock at an exercise price of $2.25 per share. The securities issuable upon conversion of the debenture and exercise of the warrants are eligible for certain registration rights, and the registration statement of which this prospectus forms a part, was filed to satisfy these registration rights. The registration statement was initially required to be filed by March 6, 2007 but we are in the process of attempting to obtain waivers of the deadline with an agreed upon extension thereof from the investors, as of the date of the filing, we have received such extensions for $ 2,900,000. Failure to file the registration statement in accordance with the registration rights agreements is a default that requires us to pay liquidated damages of 2% of the amount of the debentures for each 30 day period or any part thereof until such filing is made. Such damages shall be paid in our common stock valued at an amount equal to 90% of the average of the daily volume weighted average price for the five trading days immediately preceding the date the liquidated damages become due, but in no event less than $0.45. We will be required to pay these damages to any investor who does not agree to the waiver and consent to the extension.

    The debentures and warrant each provide that at no time may a holder convert the debenture or exercise the warrant if the number of shares of common stock to be issued pursuant to such conversion or exercise would exceed, when aggregated with all other shares of common stock owned by such holder at such time, the number of shares of common stock which would result in such holder beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules thereunder) in excess of 9.9% of the then issued and outstanding shares of our common stock; provided, however, that upon the holder providing us with 61 days notice that such holder would like to waive this provision then this provision will be of no force or effect; provided, further, that this provision will be of no force or effect during the 61 days immediately preceding the expiration of the debenture or warrant.

    The following table sets forth information regarding beneficial ownership of our common stock by the selling stockholders as of the date of this prospectus. In addition, to the debenture and warrant holders described above, the table includes additional selling stockholders that received their securities in exchange for services provided to us. For purposes of presentation, we have assumed that the selling stockholders will sell all shares offered hereby, including the shares issuable on the exercise of warrants or conversion of their debentures. All of the warrants set forth below are immediately exercisable. All percentages in the table are based 31,602,365 shares outstanding as of March 23, 2007.

Stockholder	Shares Beneficially Owned Before Offering	Percent	Amount Offered	Shares Beneficially Owned After Offering	Percent
Vision Opportunity Master Fund, Ltd.	3,472,402 (1)	9.9%	16,722,205 (1)	--	--
Stuart Kosh	777,777 (2)	2.4%	777,777 (2)	--	--
MidSouth Investor Fund L.P.	3,472,402 (3)	9.9%	3,888,885 (3)	--	--
Nite Capital L.P.	1,555,554 (4)	4.7%	1,555,554 (4)	--	--
Hui Chang Wang	1,166,665 (5)	3.4%	1,166,665 (5)	--	--
Alan Stone & Company LLC	2,381	*	2,381	--	--
Rachel Glicksman	34,000	*	34,000	--	--
Kristin Hussian	6,000	*	6,000	--	--
Providence Consulting LLC	293,332 (6)	*	293,332 (6)	--	--
John Jing Zhang	2,000	*	2,000	--	--
Everest Media Group Inc.	126,000 (7)	*	126,000 (7)	--	--
Lui Chi Keung	50,000	*	50,000	--	--
Harold H. Martin	15,000	*	15,000	--	--
Yeung Cheng	10,000	*	10,000	--	--
Firstrust China Ltd.	599,777 (8)	1.9%	599,777 (8)	--	--
Billy Tam	800,000	2.5%	800,000	--	--
Guy S. Amico	27,500(9)	*	27,500(9)	--	--
Scott H. Goldstein	27,500(9)	*	27,500(9)	--	--
Douglas K. Aguillia	27,500(9)	*	27,500(9)	--	--
James E. Hosch	27,500(9)	*	27,500(9)	--	--
Etech Securities Inc.	300,000 (10)	*	300,000 (10)

* Less than 1%.

(1)  Consists of (i) shares underlying a Series A Warrant to purchase 4,777,773 shares of common stock at an exercise price of $0.80 per share, (ii) shares underlying a Series B Warrant to purchase 4,777,773 shares of common stock at an exercise price of $1.20 per share, (iii) shares underlying a Series C Warrant to purchase 2,388,886 shares of common stock at an exercise price of $2.25 per share, and (iv) shares underlying a 4% Convertible Debenture convertible into 4,777,773 shares of common stock at a conversion price of $0.45 per share. Each of the Warrants is exercisable into shares of common stock at any time at the option of Vision. Pursuant to the terms of the transaction documents relating to the purchase of the foregoing securities, Vision may not acquire shares of common stock upon exercise of the foregoing Warrants or conversion of the Debenture to the extent that, upon exercise or conversion, respectively, the number of shares of common stock beneficially owned by Vision and its affiliates would exceed 9.9% of the then outstanding shares of our common stock, provided that Vision may waive this provision on 61 days notice. Mr. Adam Benwitz is deemed to have voting and dispositive power over the shares of the common stock owned by the selling stockholder.

(2) Consists of (i) shares underlying a Series A Warrant to purchase 222,222 shares of common stock at an exercise price of $0.80 per share, (ii) shares underlying a Series B Warrant to purchase 222,222 shares of common stock at an exercise price of $1.20 per share, (iii) shares underlying a Series C Warrant to purchase 111,111 shares of common stock at an exercise price of $2.25 per share, and (iv) shares underlying a 4% Convertible Debenture convertible into 222,222 shares of common stock at a conversion price of $0.45 per share.

(3) Consists of (i) shares underlying a Series A Warrant to purchase 1,111,110 shares of common stock at an exercise price of $0.80 per share, (ii) shares underlying a Series B Warrant to purchase 1,111,110 shares of common stock at an exercise price of $1.20 per share, (iii) shares underlying a Series C Warrant to purchase 555,555 shares of common stock at an exercise price of $2.25 per share, and (iv) shares underlying a 4% Convertible Debenture convertible into 1,111,110 shares of common stock at a conversion price of $0.45 per share. Each of the Warrants is exercisable into shares of common stock at any time at the option of MidSouth Investor Fund. Pursuant to the terms of the transaction documents relating to the purchase of the foregoing securities, MidSouth Investor Fund may not acquire shares of common stock upon exercise of the foregoing Warrants or conversion of the Debenture to the extent that, upon exercise or conversion, respectively, the number of shares of common stock beneficially owned by MidSouth Investor Fund and its affiliates would exceed 9.9% of the then and outstanding shares of our common stock, provided that MidSouth Investor Fund may waive this provision on 61 days notice. L.O. Heidtke, General Partner, is deemed to have voting and dispositive power over the shares of the common stock owned by the selling stockholder.

(4) Consists of (i) shares underlying a Series A Warrant to purchase 444,444 shares of common stock at an exercise price of $0.80 per share, (ii) shares underlying a Series B Warrant to purchase 444,444 shares of common stock at an exercise price of $1.20 per share, (iii) shares underlying a Series C Warrant to purchase 222,222 shares of common stock at an exercise price of $2.25 per share, and (iv) shares underlying a 4% Convertible Debenture convertible into 444,444 shares of common stock at a conversion price of $0.45 per share.

(5) Consists of (i) shares underlying a Series A Warrant to purchase 333,333 shares of common stock at an exercise price of $0.80 per share, (ii) shares underlying a Series B Warrant to purchase 333,333 shares of common stock at an exercise price of $1.20 per share, (iii) shares underlying a Series C Warrant to purchase 166,666 shares of common stock at an exercise price of $2.25 per share, and (iv) shares underlying a 4% Convertible Debenture convertible into 333,333 shares of common stock at a conversion price of $0.45 per share.

(6) Includes (i) shares underlying a warrant to purchase 20,000 shares of common stock at an exercise price of $1.50 per share, (ii) shares underlying a warrant to purchase 97,333 shares of common stock at an exercise price of $0.80 per share, (ii) shares underlying a warrant to purchase 97,333 shares of common stock at an exercise price of $1.20 per share, (iii) shares underlying a warrant to purchase 48,666 shares of common stock at an exercise price of $2.25 per share. Chi Pai is deemed to have voting and dispositive power over the shares of the common stock owned by the selling stockholder.

(7) Includes shares underlying a warrant to purchase 80,000 shares of common stock at an exercise price of $1.50 per share. Jian Ke is deemed to have voting and dispositive power over the shares of the common stock owned by the selling stockholder.

(8) Includes (i) shares underlying a warrant to purchase 227,111 shares of common stock at an exercise price of $0.80 per share, (ii) shares underlying a warrant to purchase 227,111 shares of common stock at an exercise price of $1.20 per share, (iii) shares underlying a warrant to purchase 113,555 shares of common stock at an exercise price of $2.25 per share. Jian Ke is deemed to have voting and dispositive power over the shares of the common stock owned by the selling stockholder.

(9) The securities were issued in connection with placement agent services by Newbridge Securities Corporation. Consists of shares underlying a warrant to purchase shares of common stock at an exercise price of $0.80 per share.

(10) The securities were issued in connection with placement agent services. Consists (i) shares underlying a warrant to purchase 120,000 shares of common stock at an exercise price of $0.80 per share, (ii) shares underlying a warrant to purchase 120,000 shares of common stock at an exercise price of $1.20 per share, (iii) shares underlying a warrant to purchase 60,000 shares of common stock at an exercise price of $2.25 per share.

PLAN OF DISTRIBUTION

The selling stockholder and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.

    The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock being registered for resale in this prospectus. Any broker-dealers or agents that are deemed to be underwriters may not sell shares offered under this prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part.

The selling security holders and any other persons participating in the sale or distribution of the shares offered under this prospectus will be subject to applicable provisions of the Exchange Act, and the rules and regulations under that act, including Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the shares by, the selling security holders or any other person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

If any of the shares of common stock offered for sale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, then subsequent holders could not use this prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders. We offer no assurance as to whether any of the selling security holders will sell all or any portion of the shares offered under this prospectus.

    We are required to pay the fees and expenses incident to the registration of the shares. We have agreed to indemnify certain of the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

MANAGEMENT’S DISCUSSION AND ANALYSIS

This discussion and analysis should be read in conjunction with our Consolidated Financial Statements and related notes thereto included elsewhere in this prospectus. All amounts are expressed in U.S. dollars.

Overview

Broadcasting media and cable television operations in the PRC is our primary source of business. Our business plan is to strengthen our brand image and to enlarge our presence and involvement in the Chinese media industry through investment, mergers, acquisitions and partnership alliances. We are primarily involved in the following businesses in China: (a) Cable television operations and digital broadcast technology development; (b) Television channel operations and advertising sales; and (c) Television program production and investment.

For the year ended December 31, 2006, we expanded our business scope and coverage by forming, through HuaGuang, two new joint ventures in the Guizhou province of the PRC - Guishi Digimedia and Guishi HuaGuang. Moreover, we subscribed for a 20% of Arable to strengthen our capabilities in developing customized applications for DTV subscribers.

During 2006, we reported revenues of $15,523,026, as compared to $7,862,281 for the year ended December 31, 2005, an increase of 97% as compared with last year, and a net income of $2,136,990 for the year ended December 31, 2006, as compared to a restated net income $3,115,093 for the year ended December 31, 2005.

Our business plan is to strengthen our branding and to enlarge presence and involvement in the media industry. We will continue to focus our resources toward replicating our migration model to other cities of China, while seeking opportunities to create alliance with strategic partners.

Critical Accounting Policies

The following discussion and analysis is based upon our consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America. Our significant accounting policies are more fully described in the Notes to the Consolidated Financial Statements. However, certain accounting policies and estimates are particularly important to the understanding of our financial position and results of operations and require the application of significant judgment by our management or can be materially affected by changes from period to period in economic factors or conditions that are outside of the control of management. As a result they are subject to an inherent degree of uncertainty. In applying these policies, our management uses their judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Those estimates are based on our historical operations, our future business plans and projected financial results, the terms of existing contracts, our observance of trends in the industry, information provided by customers and information available from other outside sources, as appropriate. The following discusses our significant accounting policies and estimates.

Principles of consolidation

The 2006 consolidated financial statements include the financial statements of CDMC and its 100% owned subsidiaries CDHL, AGL and its Nanhai Branch, M-Rider, Digimedia Shenzhen, its 90% variable interest entity in HuaGuang and 51% owned subsidiary of HuaGuang in Guishi Digimedia. We account for the 49% investment held by HuaGuang in Guishi Huaguang and our 20% investment in Arable held by CDHL using the equity method. The minority interests represent the minority shareholders’ 10% and 54.1% proportionate share of the results of HuaGuang and Guishi Digimedia respectively. The 2005 consolidated financial statements include the accounts of CDHL, AGL and its Nanhai Branch, M-Rider, Digimedia Shenzhen, and its 90% variable interest entity in HuaGuang. All significant inter-company transactions and balances have been eliminated in consolidation.

Consolidation of variable interest entity

In accordance with Interpretation No. 46R, Consolidation of Variable Interest Entities (“FIN 46R”), variable interest entities (VIEs) are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision making ability. All VIEs with which we are involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes. In connection with the adoption of FIN 46R, we concluded that HuaGuang is a VIE and that we are the primary beneficiary. Under FIN 46R transition rules, the financial statements of HuaGuang are then consolidated into our consolidated financial statements.

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. Expenditures for additions, major renewals and betterments are capitalized and expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is provided on a straight-line basis, less estimated residual value over the assets’ estimated useful lives. The estimated useful lives are as follows: (a) STB and smart cards - 5 years; (b) Motor vehicles - 10 years; and (c) Furniture, fixtures and equipment - 5 and 8 years.

Depreciation of STBs

As required by SAB11:B, depreciation and amortization for property and equipment directly attributed to the generation of revenue was classified under “Cost of Sales”. Accordingly, depreciation of STB and smart cards in 2006 in the amount of $2,450,739 was included in “Cost of Sales”. To conform with the current account presentation, the depreciation of STB in 2005 of $1,137,206 previously classified as “Selling, General and Administrative expenses” is now included in “Cost of Sales”.

Revenue recognition

Digitalization of television signals. We entered into an agreement with Nanhai Network Company (“Network Company”) to assist its subscribers on the conversion of television signal from analog into digital by providing STBs and smart cards to the subscribers in Nanhai City on a lease basis. We are entitled to receive a portion of fees, for subscribers’ television subscription and pay-TV services, payable by Network Company, under the subscription agreement. Revenue is recognized on a straight line basis in accordance with the terms of the subscription agreement. We also charge installation fees and sell STBs and smart cards to new subscribers. Revenue arising from these services is recognized when the subscriber is invoiced for the STB and smart card upon the completion of installation works. In addition, we are entitled to be reimbursed for our operating expenses from the Network Company in accordance to the subscription agreement. Revenue arising from costs reimbursement is recognized when the amounts are duly agreed upon between the Company and Network Company.

Government grant. The local government of Nanhai City also approved a grant of Rmb10,000,000 each year for five years commencing in 2004 to finance the purchase of STBs and smart cards for sale and lease to subscribers. The grant is recognized as revenue on a straight line basis. As of December 31, 2006 and 2005, we received $1,276,976 and $1,232,386 of the government grant respectively.

Advertising sales.. We act as an advertising agent for certain television channels by selling advertising air time spaces and television program backdrops to customers. Our advertising services revenue is derived from billings that are earned when the advertisements are placed and revenue is recognized as the media placements appear. During 2006, we purchased blocks of advertising spaces and were the primary obligor and carried all of the credit risk for the advertisement placements and accordingly, recorded the full amount of such billings from the advertisement placements as revenue. Deferred revenues are recognized as a liability when billings are received in advance of the date before revenues are earned.

Software development. We provide various information technology professional services to our customers based on a negotiated fixed-price time and materials contract. We recognize services-based revenue from all of our contracts when the services have been performed, the customers have approved the completion of the services and invoices have been issued and collectibility is reasonably assured.

Television series. We have invested in the production of two television series. Revenue from investments in television series is recognized upon receipt from the production company.

Supplier rebate. Rebates or refunds received by us from our supplier, either in cash or trade discount, will be considered as an adjustment of the prices of the supplier’s products purchased by us. Therefore, it will be characterized as (a) a reduction of cost of sales for subsequent selling of the products; or (b) a reduction of Property and Equipment for products booked as fixed assets and subject to deprecation in line with the depreciable life of the relevant products; or (c) a reduction of Inventories for products maintained in stock.

Restatement of financials for the year ended December 31, 2005

For the year ended December 31, 2005, we recorded in our Statements of Operations as Other Income $1,794,897, which represented a volume discount given by a STB supplier.

The original purchase agreement was executed between us and the supplier on March 9, 2004. We re-negotiated the terms of the Purchase Agreement with the supplier resulting in the execution of a Supplemental Purchase Agreement with the supplier on August 19, 2005. The supplier agreed to fix a lower price for all future purchases and agreed to give us a one-time “volume discount” of $1,794,897 to be applied as a reduction to the amount then owed to the supplier. We and our independent accountants reviewed EITF Issue No. 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor.”, and determined that the issues discussed therein did not apply to our situation, as we interpreted the consideration as a one-time inducement for future purchases. Accordingly, the consideration had been recorded as Other Income in the year 2005.

Subsequently, the SEC informed us that it had a different interpretation on the application of the aforesaid EITF standard. We then had further discussions with our independent accountants and agreed to apply the aforesaid EITF standard as guidance for our accounting treatment on the volume discount, which was treated as a kind of supplier rebate that in effect reduced the outstanding amount due to the supplier for previous purchases.

Accordingly, the accounting treatment of the volume discount has been changed. Instead of crediting the entire amount of the consideration as other income, the portion of consideration corresponding to the sale of respective STBs will be reclassified and credited against Cost of Sales. The portion of consideration corresponding to STBs used for our digital television migration will be treated as a reduction of the balance of Property and Equipment, whereas the remaining portion represents a reduction of the balance of Inventories which will then either be credited against Cost of Sales or credited to the Property and Equipment in the following year in accordance with subsequent sale or migration of the STB respectively. The aforesaid balances credited to Property and Equipment is recognized as income over the depreciable life of STB of five years by way of a reduced depreciation charge.

Although our net income in the fiscal year of 2005 reduced by $926,526 being the after-tax amount of the volume discount credited to Property and Equipment and Inventories, the reduction will be offset by increases in net income in the subsequent years due to the aforesaid reduction in Cost of Sales and depreciation. Over a period of five years, the impact of the restatement mentioned herein will be leveled. Also, there is no impact to our previously reported revenue, cash and cash equivalents.

As the entitlement to receive the volume discount happened in August of 2005, no restatement of the financial statements is required prior to that period. However, the restatement will affect the financial statements for the year ended December 31, 2005, and for the fiscal quarters ended September 30, 2005, March 31, 2006, June 30, 2006, and September 30, 2006. Accordingly, such financial statements should no longer be relied upon.

Net income impacts on each prior period are shown below:

Fiscal Quarter ended	Increase or (Decrease) in Net Income	Cumulative effect of the change of retained earnings
September 30, 2005	(992,182)	(992,182)
December 31, 2005	65,656	(926,526)
March 31, 2006	56,717	(869,809)
June 30, 2006	55,257	(814,552)
September 30, 2006	58,934	(755,618)

The restated financial statements for the year ended December 31, 2005 are shown in the notes to the Company’s Consolidated Financial Statements. Restated financial statements for the fiscal quarters ended September 30, 2005, March 31, 2006, June 30, 2006, and September 30, 2006 will be shown in a Form 8-K to be released by us as early as practicable.

Financial review of the Company for the year 2006:

Selected financial data
	Year Ended December 31
	2006	2005
		(Restated)
Net sales	$15,523,026	$7,862,281

Net income	2,136,990	3,115,093

Net income per share -basic (two classes method)	0.06	0.10

Net income per share -fully diluted (two classes method)	0.05	0.08

Weighted average shares outstanding - basic	31,312,535	28,231,555

Weighted average shares outstanding - fully diluted	41,494,583	37,627,388

Total assets	25,090,389	16,420,214
Working Capital Deficit	1,584,766	21,140
Stockholders' equity	12,529,348	9,656,435

No dividends have been declared or paid for any of the periods presented

Consolidated Results Of Operations

Statements of Operations Items:

Sales

Sales for the fiscal year ended December 31, 2006 were $15,523,026 as compared to $7,862,281 for the fiscal year ended December 31, 2005, an increase of $7,660,745 or 97%. The increase in sales was due to: (1) the consolidation of revenue from the newly acquired subsidiary, M-Rider and the joint ventures in Guiyang; and (2) increase in revenue from DTV operation attributable to the increase in the number of television subscribers together with sales of value-added services and STB. The total number of DTV subscribers increased by 84,328 to 220,431 by the end of 2006. Sale of additional STBs in 2006 was increased by 13,310 to 34,475, an increase of 64% as compared with last year, representing approximately 16% of total DTV subscribers in Nanhai. The number of value added package subscriptions increased by 16,977 to 19,611 in 2006, representing approximately 9% of total DTV subscribers in Nanhai.

The digitalization project will continue in 2007 and we expect that revenue will continue to grow before the completion of the Nanhai project. Revenues from advertising agency and television program production also contribute to the total sales amount.

Gross Margin

Due to the increase in depreciation because of the acquisition of STB for the DTV migration in Nanhai and the increase in operating costs as a result of business expansion into the agency and joint venture business of TV advertising and channel management, gross profit margin dropped from 69% in 2005 to 39% in 2006.

Expenses

Selling, general, administrative and depreciation and amortization expenses for the fiscal year ended December 31, 2006 increased by $2,188,684 or 160% to $3,560,175 in comparison with the last fiscal year ended December 31, 2005. The increase was mainly due to the increase in business activities to support increased TV subscription revenue, hiring of additional personnel for the development of new value-added business, the operation of newly acquired subsidiaries and finance costs incurred for fund raising.

Income Taxes

Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109 (SFAS No. 109), “Accounting for Income Taxes.” A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss-carry forwards.

Minority Interests

Minority interests in the statement of operation represent the minority shareholders’ share of the profits in our consolidated variable interest entity and a 51% subsidiary. For the fiscal year ended December 31, 2006, we recognized minority’s share of net loss of $131,074.

Net Income

We had net income of $2,136,990 for the year ended December 31, 2006, or $0.06 per common share for the year ended December 31, 2006, as compared to $3,115,093 for the year ended December 31, 2005, a decrease of $978,103 as compared with last year. The decrease in net income was due to increase in depreciation of $1,313,533 on the STBs used for the DTV migration, and the increase in finance costs on fund raising, though offset partially by reduction in corresponding deferred taxes.

Balance Sheet Items:

Current Assets

Current Assets increased by $4.2 million to $11.0 million at December 31, 2006. As we utilized most of our cash on the DTV migration, we maintained a low level of cash of $0.4 million at December 31, 2006, a decrease of $0.7 million from December 31, 2005. Accounts Receivable increased by $5.4 million in 2006 after consolidation of advertising and joint venture businesses, of which $2.9 million is attributable to the increase in Accounts Receivable from the Nanhai Network Company corresponding to the increase in revenue.

Property and Equipment, Net

The net increase in property and equipment of $3.6 million mainly represented purchases of STBs for migration in 2006.

Current Liabilities

Current Liabilities increased by $5.8 million to $12.5 million as at December 31, 2006. The increase was mainly attributable to the issuance of convertible notes of $3.1 million, increase in income tax payable of $0.5 million and consolidation of advertising agency and joint venture businesses.

Impact of Inflation

We believe that inflation has had a negligible effect on operations over the past two years.

Trends, Events, and Uncertainties

We believe that the demand for our DTV services is stable as cable television service in Nanhai is monopolized by the local television bureau. The increase of DTV subscribers depends on the digitalization schedule. The number of subscribers will increase according to our plan and according to the rate of increase of residences in Nanhai. We are not certain about the impact of technological changes on our business such as developments in IP TV, satellite and terrestrial broadcasting. However, we are studying the technology and intend to invest more resources in research and development in order to compete effectively with all technological development.

In advertising sales, our plan is to enter into more exclusive television channel arrangements in order to increase our sales volume and to boost our advertising rate. We expect that revenue will increase as the 2008 Olympic Games hosted by the PRC in Beijing approach. However, we are concerned that the cost to obtain exclusive television channel arrangements will escalate since the PRC is opening its advertising market to foreign investors.

We believe television program production will generate stable revenue for us in the future. We believe that the government policy of the PRC to control the production and publication of media content, especially movie and television drama, is the most important factor. However, due to the demand for television programs and the digitalization of television as the primary task for SARFT, we anticipate that more investors will be allowed to enter the market and competition will be increased. We can provide no assurance that we will be successful in competing in these markets in the future.

Liquidity and Capital Resources

On December 31, 2006, we had cash of $402,591 and a working capital deficit of $1,584,766. This compares with cash of $1,124,912 and a working capital deficit of $21,140 at December 31, 2005. The decrease in cash was mainly due to the increase in purchases of STBs for the Nanhai project as compared with the same period last year.

Operating activities had a net generation of cash in the amount of $2,495,168 during the year, reflecting an excess of revenues over operating expenditures.

Net cash used in investing activities for the fiscal year ended December 31, 2006 was $6,710,930 as compared with net cash used in investing activities of $4,216,796 for the fiscal year ended December 31, 2005. The increase in net cash used in investing activities was due to the increase in purchases of STBs and investment in subsidiaries.

Net cash provided by financing activities for the fiscal year ended December 31, 2006 was $3,469,262. The majority of net cash provided by financing activities was raised through the issuance of convertible notes in the second half year of 2006.

We continue to receive cash from the Nanhai Network Company according to the project schedule and DTV migration plan. Our investment in STBs and smart cards remained the substantial accounts payable at the year end of 2006. Due to the migration process in place and formation of joint venture business, additional cash generated has been invested during the year. For further business expansion and acquisition, we are considering various financing methods for funding, although there is no assurance that we will be able to raise additional funding on favorable terms, if at all. Without considering further expansion, we expect to have sufficient cash generated from operating activities to operate our business in the next 12 months till March 2008.

On a long-term basis, our liquidity is dependent on the continuation and expansion of operations, receipt of revenues, additional infusions of capital and debt financing. Our current capital and revenues are not sufficient to fund further acquisition and business expansion. We are planning to raise capital through debt financing and equity raising from banks, potential investors and partners. However, if we are unable to raise additional capital, its growth potential is more likely to be affected.

BUSINESS

Overview

We were previously known as HairMax International, Inc., a Nevada corporation. Hairmax was incorporated in Nevada in 1987. Arcotect Digital Technology Limited, a corporation organized under the laws of Hong Kong, consummated a reverse merger with Hairmax in March 2005, and Hairmax subsequently changed its name to China Digital Media Corporation (or “CDMC”), which is now our corporate name. With the termination of the original businesses of Hairmax, all of our businesses are now located in the People’s Republic of China (the “PRC” or “China”). Arcotect Digital Technology Limited has changed its name to China Digimedia Holdings Limited (or “CDHL”), and is our wholly-owned subsidiary.

CDHL was incorporated in Hong Kong on January 5, 2000 as an investment holding company. Its wholly owned subsidiary, Arcotect (Guangzhou) Ltd. (“AGL”), was incorporated in China as a wholly foreign owned limited liability company on September 24, 2001. AGL is engaged in software development, digital television subscriber and application platform development. AGL, through its Nanhai branch established on July 8, 2004, is engaged in the business of converting television signals from analog into digital signal systems using digital television set-top-boxes (“STBs”) and smart cards.

On June 15, 2005, CDHL entered into a Strategic Alliance Agreement with the shareholders of Guangdong HuaGuang Digimedia Culture Development Limited (“HuaGuang”) whereby CDHL now holds a 90% variable interest in HuaGuang. On January 24, 2007, CDHL exercised its right to hold 100% interest in HuaGuang.

On August 25, 2005, CDHL acquired a 100% interest in Guangdong M-Rider Media Company Limited (“M-Rider”), a limited liability company in the PRC. M-Rider operates primarily as a Chinese television advertising agency.

On October 17, 2005, CDHL established a wholly-owned subsidiary in China called Digimedia Services (Shenzhen) Limited (“Digimedia Shenzhen”). This subsidiary has had no operations since its incorporation.

In February 2006, HuaGuang undertook two joint ventures with the Guizhou Television Station. Huaguang currently holds a 51% equity interest in Guizhou Guishi Digimedia Advertising Company Limited (“Guishi Digimedia”) and a 49% equity interest in Guizhou Guishi Huaguang Media Company Limited (“Guishi Huaguang”). Guishi Digimedia is a television advertising agency and Guishi Huaguang provides various services to television channels including program sourcing, schedule planning and the production of television programming.

On August 23, 2006, CDHL acquired a 20% interest in Arable Media Limited (“Arable”). Arable is engaged in the business of developing middleware software and applications for digital TV STB.

Currently, we have approximately 285 employees located primarily in the PRC.

Current Corporate Structure and Mission

For the year ended December 31, 2006, we owned the following subsidiaries:

▪	100% of CDHL, an investment holding company incorporated in Hong Kong;

▪	100% of AGL through CDHL, a limited liability company incorporated in China engaged in cable television operations and digital broadcasting technology development;

▪	100% beneficial interest of M-Rider through CDHL, a limited liability company incorporated in China engaging in the advertising sales business;

▪
90% variable interest of HuaGuang through CDHL, a limited liability company incorporated in China investing in production of television series (As discussed above in “Recent Developments” in January 2007, we exercised our option to request the former shareholders of HuaGuang to transfer all of their equity interest in HuaGuang to us. This purchase is subject to the approval of all related laws of the People’s Republic of China);

▪	Two joint ventures formed under HuaGuang which owns 51% of Guishi Digimedia which is engaged in advertising sales and 49% of Guishi HuaGuang which is engaged in television channel operation; and

▪	100% of Digimedia Shenzhen through CDHL, a dormant company incorporated in China.

In addition, we hold a 20% interest in Arable, a limited liability company incorporated in Hong Kong engaged in developing middleware software and application.

Broadcasting media and cable television operations in the PRC is our primary source of business, and is currently a growth industry in China. Our business plan is to strengthen our brand image and to enlarge our presence and involvement in the Chinese media industry through investment, mergers, acquisitions and partnership alliances. We continue to believe there will be rapid growth and potential opportunities in China's media industry, thus we plan continue to invest our resources into the market across China.

Recent Developments

Commencing January 1, 2007, our subsidiary, M-Rider, terminated an Advertising Distribution Agreement with a television station as the exclusive advertising agent in Guangdong province of China after one year of service. M-Rider will remain as an advertising agent but does not have to pay a fixed commitment fee to the television station.

On January 24, 2007, we exercised our option to request the former shareholders of HuaGuang to transfer all of their equity interest in HuaGuang to us for approximately $10 in accordance to the Strategic Alliance Agreement dated June 15, 2006 between us and Guangdong Pukonyi Culture Development Limited (which was later renamed as HuaGuang), subject to the approval of all related laws of the People’s Republic of China.

As of February 9, 2007, our subsidiary, M-Rider, entered into a Sole Agent Service Agreement (“Agreement”) with China Yellow River TV Station, a corporation organized and existing under the laws of the People’s Republic of China (“YRT”). Pursuant to the terms of the Agreement, M-Rider will act as the sole advertising agent for YRT starting from January 1, 2007 and ending December 31, 2011, with an option to renew the Agreement for an additional five years upon its expiration.

Business Operations

We are primarily involved in the following businesses in China:

▪	Cable television operations and digital broadcast technology development;

▪	Television channel operations and advertising sales; and

▪	Television program production and investment.

Cable Television Operations and Digital Broadcast Technology Development

Our wholly owned foreign subsidiary, AGL, is legally authorized to carry out the business activities enumerated in its PRC business license, namely:

▪
research, production and the development of set-top-boxes (“STBs”) for digital television (“DTV”), computer software, software relating to information platform for DTV, and software and hardware relating to DTV;

▪	sales and after sale services of self-manufactured products;

▪	carrying out network projects; and

▪	providing related consulting, technical, repair and maintenance services.

AGL is the sole contractor providing services for the operation of DTV in Nanhai, located in Guangdong Province, a city with over 410,000 residential and commercial cable television subscribers.

On February 6, 2004, we signed a 20-year Co-operative Agreement for total migration into the DTV system for the Nanhai District and subsequently signed a supplementary agreement on July 8, 2005 (collectively we refer to these as the “Cooperative Agreements”) with the Nanhai Network Company, a city-owned cable network operator located in Guangdong Province. Pursuant to the Co-operative Agreements, we are responsible for migrating all cable television subscribers in Nanhai from an analog to a digital system by the end of 2007.

According to the Co-operative Agreements, AGL is entitled to share the subscription fees paid by all cable television subscribers, as well as paid by DTV subscribers for additional services, including pay-TV services, and to receive the subscription fee for any additional STBs.

Under the Co-operative Agreements, we are responsible for supplying all subscribers with a digital STB on a lease basis to subscribers. If subscribers require an additional STB, they must purchase the STB from us and pay an additional subscription fee. We are also responsible for providing operational support services including migration planning, marketing and sales, software development, customer service and logistics administration. Our proprietary operating support system automates many DTV business processes, such as database management, billings, work orders and inventory control, and assists in the operation of a 24/7 call center for technical support and customer care. The city-owned cable company retains management of the broadcasting system and the fiber-optic network and is responsible for compliance with national broadcasting policies.

In early May of 2006, our office located in Nanhai moved to a much larger facility with more than 10,000 square feet. The new office building is also headquarters to the Nanhai TV Bureau and the Nanhai Network Company.

On August 23, 2006, we entered into a Subscription Agreement and Cooperation Agreement with Manta Finance Limited for the subscription of a 20% equity interest in Arable Media Limited, a wholly owned subsidiary of Manta Finance Limited. Arable is engaged in the business of developing middleware software and applications for digital TV STBs similar to those we deploy in our digital roll-out program in the City of Nanhai. We believe that Arable could assist in developing customized applications on our digital STBs for DTV subscribers which could provide new sources of revenue from existing customers in Nanhai and other cities.

Migration to DTV Service

We have migrated approximately 84,000 subscribers totaling about 220,000 subscribers to the DTV system as of December 31, 2006, and the migration program continues to progress on schedule.

Basic Services

Basic service is available to all cable television subscribers, consisting of 48 channels of programming. This service is comprised of programming provided by national television networks, provincial and city television stations, and one channel provided by AGL. We share a portion of the basic subscription fee for the first STB.

Value Added Packages

The broadcast system that decrypts the signal for our STBs and appropriate smart cards can carry up to 800 digital channels of pay-TV programs and value added multimedia services. Currently, the services consist of 151 channels, including a 48-channel basic package and 103 pay channels bundled into various value added packages, such as high definition channels, movie, life & leisure, sports, drama and family. The annual subscription fees for the value-added packages range from $15 to $150 each where we share a portion of the subscription fees.

Addition STB

In the city of Nanhai, there is an average of more than two television sets per household. DTV subscribers can buy an additional STB from AGL for their other television sets and pay a subscription fee for the additional STB. The yearly subscription fee is approximately $15 for each additional STB.

Other Revenue Sources

AGL also generates revenues from installation services, through the sale of additional STB and reconnection services.

High-Definition Television (“HDTV”)

During 2006, we commercially launched high definition TV broadcast platform in which 3 high definition TV channels are packaged in pay-TV programs.

IP based STB

We deploy an IP (Internet Protocol) based STB which is integrated with new middleware applications, JAVA Runtime and XML browser, developed by Arable, a software developer that specialises in middleware products and applications for DTV STB and broadcasting technologies. We believe the advanced STB will enable us to provide additional value added services that can be deployed in the future; such as targeted advertising, interactive TV programs, online shopping, console games, stock trading and interactive education services. We are currently negotiating partnerships with various vendors to provide interactive services, transforming a television set into an interactive multimedia platform.

Customer and Technical Service

The operating support system, which is developed by AGL’s software team, manages all operating processes including technical support to customers, database management, billing services, inventory control, sales support, and call center services. AGL’s call center provides 24/7 call answering capability and other technical support services in which the call center handled over 300,000 enquiries in 2006.

Technology Development

From time to time, AGL works closely with our technology partners to develop new technologies and additional features in order to improve and enhance our operations and services. Since 2006, we have partnered with Arable to design middleware for additional functions and applications for the digital STB.

Sales, Marketing and Advertising

AGL has 95 persons in the sales and customer services team. We sell services through direct customer contact, retail outlets, door-to-door selling, television advertising and road show promotion.

Television Channel Management and Advertising Sales

M-Rider, our wholly owned subsidiary, is a limited liabilities company registered in China. M-Rider is an advertising sales agent principally engaged in media planning, production, and distribution of advertisement through television channels and related consulting services. In 2006, M-Rider served over 230 brand names advertised on the managed channels.

During 2006, M-Rider acted as an exclusive agent to manage the advertising timeslots for three television channels, one is a provincial television channel in Guangdong Province and two are city-level television channels in Nanhai city. M-Rider paid a fixed fee to the television stations and was responsible for selling advertising space to advertising customers as well as providing advice and consultation on scheduling and planning to enhance the effectiveness of their advertisements.

In January 17, 2007, M-Rider decided not to renew the exclusive agent agreement with the provincial television station in Guangdong Province, but to remain as an advertising agent and to not have to pay a fixed commitment fee to the television station.

In February 2007, M-Rider signed a new five year sole agent service agreement (the “Sole Agent Agreement”) to provide consultation services and manage advertising time slots exclusively with China Yellow River TV Station (“CYR Station”), a television station located in Shanxi Province in China which has a population of over 30 million, starting from January 1, 2007. In addition, M-Rider has an option to renew the agreement for an additional five years upon expiration of the Sole Agent Agreement on December 31, 2011.

According to the Sole Agent Agreement, M-Rider will act as the sole agent and provide consultation services for media planning advisory, sales analysis and strategic planning to CYR Station. In return, M-Rider will get a media services fee based on the revenue generated and a performance bonus at the end of each fiscal year.

M-Rider will also provide CYR Station with weekly media analysis and weekly competition and ratings analysis reports. M-Rider will furnish a monthly report analyzing broadcast ratings, and media popularity trends including recommendations and consulting services for future media strategies.

Pricing of Advertising Sales Space

M-Rider sells advertising timeslots to customers directly or through advertising agents, including members of the American Association of Advertising Agencies, usually known as a 4As Company. The selling price of advertising timeslots is set in two folds: (1) fixed price for direct customers based on time slot chosen; and (2) variable price for the 4As Company based on a cost per rating point schedule where the rating report is provided by AC Nielson or Central Viewer Survey and Consulting Center of China Central Television Station.

Media Planning

M-Rider has years of experience in media planning for direct customers, local advertising agents and the 4As Company. M-Rider believes its media planning experience assists its customers in delivering their commercials through a television channel according to audiences’ profile in a cost effective way and to maximize the value of the time slots.

Sales & Marketing

M-Rider’s sales and marketing team conducts research and analysis on media trends, competitor analysis and customers survey in order to continuously refine its sales and marketing strategy. M-Rider offers different bundled products to different categories of customers based on seasonal or yearly terms.

Television Program Production and Investment

On February 2006, HuaGuang entered into two joint venture agreements with the provincial television station, Guizhou Television Station, for a term of 20 years. Pursuant to the joint venture contracts, the provincial television station will provide the exclusive use of a television channel, including production resources and equipment, while outsourcing its entire advertising air time slots to the two joint ventures for an initial term of five years and the term is extendable by mutual agreement. Guishi Digimedia, a 51% subsidiary of HuaGuang, will serve as the exclusive advertising agent to manage the television commercials. Guishi Huaguang, a 49% owned interest of HuaGuang, will be responsible for sourcing and production content, as well as schedule planning. Currently, over 100 professionals and experienced staff are working on the production, planning and scheduling, and contents sourcing. The channel is focusing on fashion, entertainment, lifestyle and sports, 24 hours a day. After a few months of operations, this channel has become one of the most popular local channels in the province.

We have also made a minority investment in two television series, XiGuan Affairs, with 40 episodes, and The Story of a Small Town, with 24 episodes.

Strategic Partnership

Since October 2005, we have engaged Manta Finance Ltd. as a consultant to advise our officers and employees on matters relating to digital broadcasting technology development and digital broadcasting related strategy. On August 2006, as discussed above, we strengthened the relationship with Manta Finance Ltd. by investing into its subsidiary, Arable Media Limited.

We are exploring the possibilities of creating alliances with strategic partners; particularly those that could help expand our territories. We believe that the opportunities in China’s DTV business are significant and that it makes more sense to partner with other companies and investors that can complement our core strength as a provider of services to operate DTV and a developer of customized applications for DTV in China.

Pending Acquisition

On January 31, 2006, we, through our affiliate HuaGuang, entered into an agreement to purchase all media related businesses, assets, business contracts and management from Guiyang Classic & Fashion Advertising Co., Ltd., a television program production and advertising company in China. Pursuant to the terms of the agreement, we will pay $2.2 million, in a combination of cash and restricted common stock, which payment is subject to reduction in the event that the acquired assets generate a cumulative profit of less than $2.5 million over the next 2 years. The management team of Guiyang Classic & Fashion Advertising Co., Ltd. has approximately 10 years of business experience in the media industry in China. They have produced television programs for different television channels, including the well known program, a “true man show”, as well as adventure, nature and tourism productions, for which they have obtained several national awards in the last few years. The completion of the transaction is subject to certain conditions, including official approval, and verification of assets and business contracts. Presently, certain conditional precedents are not entirely satisfied. Completion of the transaction will be subject to satisfaction of all due diligence requirements.

Growth Opportunities

We believe our strengths in China’s media industry, are in the areas of cable television operations and digital broadcasting technology developments, and television channel management and advertising sales.

Cable Television Operations and Digital Broadcasting Technology Development

Currently, many cities in China have the infrastructure capable to broadcast DTV programs, but not many cities today are undertaking a city-wide digital migration. For instance, there are about 30 cities and 12 million cable TV subscribers in Guangdong province, less than 20% of which had migrated to DTV as at the end of 2006. We believe that this large potential market for DTV services presents opportunities in the digitization of cable TV services in China in the coming years. In addition, we believe the pricing of digital TV services are likely to be improved and be more acceptable to subscribers in coming years. Furthermore, we believe that declining prices of STBs may help to cut costs of DTV migration and expand coverage of DTV broadcasting.

Almost three years of experience has made our operations and migration process efficient and effective which we believe has created a substantial platform for the future growth in cable TV digitalization projects in other cities with a size similar to Nanhai. We are exploring our ability to utilize our competitive advantages in seeking other cities, particularly in Guangdong province, to repeat our migration model. A number of cities have expressed interest in working with us because of the proven skills and experiences in operation, marketing and technology, although we have not entered into any definitive or preliminary agreements with any cities. The operation of a DTV service business is a business with long term stable recurring cash flow, but substantial upfront capital investment has prevented us from investing in other cities until additional cash flow can be generated internally or financed elsewhere. Our strategy is to come to an agreement with two to three more cities in the coming 2 years when the migration in Nanhai is completed. At that time, we believe the Nanhai operation and the return on investment from advertising and program production businesses should generate sufficient cash flow to support the development of a migration business in other cities. However, there is no assurance that we will be successful in entering into new agreements for future migrations, or that we will be able to finance any new migrations solely from our cash flows from the Nanhai migration.

Apart from signing up additional migration business, we will focus on developing and providing value added services through the STB to DTV subscribers. Currently, a number of applications are on trial and such services are expected to be available in coming months, which we believe will drive our growth organically.

Television Channel Management and Advertising Sales

Currently, M-Rider acts as an exclusive advertising agent for three television channels in two provinces and our strategy is to sign more exclusive contracts with television stations in order to drive the growth in this sector.

Growth Strategies

We have established a successful and profitable model for the DTV services in Nanhai. For the near term, our strategy is to sign additional migration business and exclusive advertising agent contracts to drive growth. In the mid or longer term, our strategy is to use cash flow generated from existing operations to invest and to replicate our business model in DTV services and integrated program production and advertising in other cities or provinces in China.

In addition to developing our existing businesses, we plan to propose additional services through the cable network such as Internet connection, IPTV or IP telephony. These services, however, involve further upfront cash investment in related equipment and marketing, negotiation with the business partners, and head to head competition with China Telecom, a dominant player in the provision of Internet services in China. While we have previous operating experience in the provision of Internet services elsewhere, we will formulate development plans for these services when, and if, market conditions are favorable.

In order to maintain our competitive position and to assist in our growth, we will continue to pursue further investment, acquisition and alliance partnership arrangements. We may also seek further funding from the capital markets or private investors when suitable arrangements are available. However, we do not have any commitments for any such funding at this time, and there is no assurance that we will be successful in obtaining any funding in the future.

Government Regulation

The media industry in the PRC is subject to government control and censorship. Due to the PRC’s admission to membership in the World Trade Organization, we believe the government is committed to opening its domestic markets for foreign investors and that this should favorably impact the media industry. Some restrictions on our businesses have already been relaxed. For example, as a foreign company, we can now own a 100% equity interest in a company in the advertising business and up to a 49% equity interest in a company in the program production business.

Currently in China, foreign capital is prohibited from establishing and running broadcasting related stations, network, and content production companies. With a business license under the name of AGL, we are legally permitted to develop and produce technical products and provide consulting and technical services to the licensed cable network companies for the operation of DTV in China, while sharing compensation from those network companies.

Government regulations still prohibit us from qualifying for holding an equity interest in certain media business. In order to avoid unnecessary delays, and to be able to invest in the media sectors such as television advertising and program production, we have invested into media businesses in China through our subsidiary HuaGuang. Through HuaGuang, we obtain the business benefits of companies engaging in the media business while maintaining their legal status as Chinese enterprises.

Effects of Inflation

Our principal business is related to the media industry in China. Revenues and expenses remain relatively constant and are not affected by the levels of inflation in China or elsewhere. For the foreseeable future, we do not anticipate that inflation will affect our existing business.

Competition

Cable Television Operations and Digital Broadcasting Technology Development

In China, television broadcasting has been the vehicle for the government to distribute information to the public. While government officials intend to control and monitor the content to be delivered through other broadcasting systems, the exertion of control on other broadcasting systems may not be as dominant as it is for television. For the forseeable future, we believe government officials will continue imposing tight control on distribution of content through the cable television network. In order to enhance and effectively control the distribution of content, we believe government officals plan to convert the current analogue television broadcasting signal into digital signal. We believe that cable television will remain as the main form of delivery for television programming in China in the coming years although there will be competition from satellite, IP television and other media.

Advertising Sales

Advertising time sales are directly related to a channel’s audience population and viewership. The China Central Television (“CCTV”), the dominant broadcaster in China, has a strong influence on broadcasting in the country, and localized television content can serve the needs of audiences down to the city levels. Advertising revenues generated by local television stations are substantial. In recent years, country-level cable television stations have tendered their television channels/air time to advertising agencies at fixed cost in order to generate guaranteed income. Competition in different parts of the country is fierce between advertising agencies and television channels at the provincial and city levels. In order to maximize profit, advertising agencies have begun to provide their own content to increase their channels’ viewership. Because of this trend, some advertising firms are trying to vertically integrate their business into program sourcing and production. It is believed that the television advertising industry will remain fiercely competitive and media firms will integrate their scope of business to include program production, sourcing and advertising sales.

Television Program Production

According to the PRC regulations, television programs distributed through television channels must be pre-approved by the relevant governmental departments before production begins. Provincial level television stations usually have Class A licenses. There are, however, few private Class A license production houses in China. Production houses with a Class A license have more freedom in the selection of programs and can obtain distribution approval before commencing production. This shortens the production cycle and the return on investment is higher. Our television program production investment is through a well-known production house with a Class A license, which we believe will lower our investment. In view of the fierce competitive environment in China, we have planned cooperation and joint venture arrangements with television stations in television program production, and also make programs available for exchange with television channel advertising time. This is also one of the successful models operated by some of the advertising firms.

Intellectual Property

We have not been issued any patents in connection with our intellectual property, including our set-top-boxes. We rely on trade secrets, know-how, and continuing technological innovations to develop and maintain our competitive position. We seek to protect our intellectual property rights by a variety of means, including maintaining trade secrets and proprietary know-how, without in-fringing on the proprietary rights of others and to prevent others from infringing on our proprietary rights.

At the present time, we have not sought any patent protections in any jurisdictions. As such, we are at risk that our technology could be utilized by parties without our control. As we conduct all of our operations in China, our failure to protect our technology could adversely affect our ability to conduct operations in these jurisdictions in the future.

Legal Proceedings

On May 24, 2005, a Complaint was filed against us, among others, in the United States District Court for the Southern District of New York, in a matter captioned as “Ziegler, Ziegler & Associates LLP and Scott Ziegler, Plaintiffs, v. China Digital Media Corporation and John Does 1-10, Defendants.” In the Complaint, the Plaintiffs allege, among other things, that we and John Does 1-10 used Plaintiff Scott Zeigler’s e-mail address and Plaintiff Ziegler, Ziegler & Associates, LLP’s internet domain name to distribute promotional information about us over the internet. The Plaintiffs seek a several types of relief, including damages in an amount not less than $1,250,000. Pre-trial discovery has commenced in the matter. The file number of the civil action is 05 CV 4960.

We contested the allegations of the Plaintiffs and has retained counsel admitted to practice in the U.S. District Court for the Southern District of New York to vigorously defend the action. We did not hire a stock promoter or a spammer to distribute promotional e-mails, and the emails themselves recite that they were paid for by a shareholder of ours, and not by us or an affiliate. We believe that the shareholder referred to in the emails was promoting its own interest and we had nothing to do with such activity. We believe we have no liability in this matter.

On January 18, 2006, counsel for the plaintiff threatened to file a complaint in the County Court in and for Miami-Dade County, Florida against us in an action for damages that does not exceed $15,000, exclusive of court costs, attorney’s fees and interest. The plaintiff alleged that we were a guarantor of a lease entered into by its Hairmax of Florida, Inc. subsidiary, which abandoned the lease and failed to pay the full rental due under the lease.

We have made a settlement offer to the plaintiff of an amount equal to $9,000, and is awaiting the plaintiff’s response. As part of any settlement, we will insist upon the execution and delivery of a binding release of all claims in favor of the company. We have accrued $9,000 as at December 31, 2006.

MANAGEMENT

The following table sets forth certain information regarding our directors and executive officers. Our officers are elected by the board of directors and shall serve at the discretion of the board. Our directors serve until the next annual shareholders' meeting or until their successors have been duly elected and qualified.

Name	Age	Title
Ng Chi Shing (a.k.a. Daniel Ng)	42	Chairman of the Board, Chief Executive Officer and President
Chen Lu	37	Director
Zhou Wei Yu	34	Director
Chen Juan	30	Director
Benedict Li	40	Chief Financial Officer

Mr. Ng Chi Shing has served as our President and Chief Executive Officer and Director since December 29, 2004. Mr. Ng is founder and CEO of Arcotect Digital Technology Limited. Arcotect Digital Technology Limited was founded to capitalize on the numerous opportunities in China arising from the digitization of cable television services and the reform of state owned cable television enterprises. Mr. Ng has extensive experience in Cable TV operations, Internet and information technology industry. Over his 15 years experience in the industry, he has been Chairman, CEO and director of public companies in Hong Kong, such companies including DCP Holdings Ltd., Hong Kong Cable TV Ltd, the first cable TV operator in Hong Kong, Hong Kong Star Internet Ltd., the first Internet Service Provider in Hong Kong. Mr. Ng is also the Chairman of Hong Kong Information Technology Federation and the founder member of Hong Kong Internet Service Providers Association. Besides, Mr. Ng was elected as Hong Kong’s “Ten Outstanding Young Digi Persons” by Hong Kong Productivity Council and Hong Kong Junior Chamber in 2000.

Mr. Chen Lu has served as a Director since December 28, 2005. Mr. Chen has over 16 years experience in banking, telecom and broadcasting industry in China. Mr. Chen was the founder and general manager of Guangzhou Vispac Telecom Co Ltd. and Guangzhou DaiLin Communication Co. Ltd.

Mr. Zhou Wei Yu has served as a Director since December 29, 2004. He is currently general manager of Gu Wu Fei Yung Production Company Limited since 2000. Mr. Zhou worked in the Bank of China from 1989 to 2000.

Ms. Chen Juan has served as a Director since December 29, 2004. She is currently a teacher of computer related courses in Guangdong Dance College since 1999.

Mr. Benedict Li has served as the Chief Financial Officer of the Company since January 19, 2007. Mr. Li has approximately 17 years of finance and accounting experiences with multinational companies. Mr. Li was the Finance Director of InterGen, a U.S. based conglomerate, managing the finance function of the group’s China projects. Prior work experience included employment at Mirant and Citicorp International, Inc. as well as serving in other Hong Kong listed companies. Mr. Li is a qualified Certified Accountant and Company Secretary, both in Hong Kong and in the U.K. Mr. Li gained his Masters degree in E-Business from City University of Hong Kong and a MBA from University of Warwick, U.K.

Director Independence.

Since we trade our securities on the OTC Bulletin Board, our Board of Directors is not subject to any independence requirements. Assuming we were subject to the Nasdaq Stock Market independence requirements, our Board considered transactions and relationships between each director or any member of his or her immediate family and our company, subsidiaries and affiliates. The purpose of this review was to determine which of our directors were independent, and whether any such relationships or transactions existed that were inconsistent with a determination that the director is independent. As a result of this review, the Board affirmatively determined that during 2006 Ms. Chen and Mr. Zhou were independent of us under the standards of the independent director requirements of the Nasdaq Stock Market. Messrs. Ng and Chen are not independent directors under the standards of the independent director requirements of the Nasdaq Stock Market.

Our Board of Directors does not have an audit committee, compensation committee, or nominating committee, and as such the actions normally taken by these committees is taken by the Board as a whole.

Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
EXECUTIVE COMPENSATION

During the fiscal years ended 2005 and 2006, we did not have any employees that earned greater than $100,000 in salary and bonus. The following table sets forth information regarding the annual compensation for our Chief Executive Officer.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Total ($)

Ng Chi Shing (a.k.a. Daniel Ng) Chairman of the Board, Chief Executive Officer and President	2006	38,473 (1)	38,473

(1) Includes $38,461 (based on a conversion rate of Hong Kong dollars to U.S. dollars of 7.8 to 1) payable to Mr. Ng pursuant to his agreement with our subsidiary China Digimedia Holdings Limited, and $12 payable by us.

Stock Option Grants

No options, warrants, or stock appreciation rights were issued during fiscal years 2005 and 2006 to any employees.

Discussion of Employment Agreements and Termination or Change of Control Arrangements

Effective January 1, 2006, Mr. Daniel Ng and our subsidiary, China Digimedia Holdings Limited (or CDHL), entered into an employment agreement pursuant to which Mr. Ng agreed to serve as Chief Executive Director of CDHL. The employment agreement provides for a base salary of HK $25,000 per month (or approximately US $3,205) and a discretionary year-end bonus. The employment agreement may be terminated by CDHL on three months’ written notice, provided that CDHL reserves the right to terminate the agreement at any time without prior notice with cause. The employment agreement also provides that during the term of the employment and for one year thereafter, the Mr. Ng shall not compete in any other business or services similar to that of CDHL.

Effective January 1, 2006, we entered into an employment agreement with Mr. Ng pursuant to which Mr. Ng agreed to serve as our Chief Executive Officer for an initial term ending December 31, 2008, which may be renewed for additional one-year periods. The agreement provides for an annual salary of $12 in 2006, $14.40 in 2007, and $17.28 in 2008, provided that if our revenues increase by 50% or more in 2006 as compared to 2005, commencing in 2007, Mr. Ng’s salary shall increase to the “Market Rate,” which is defined as the comparable rate of pay for a CEO employed by a company in a similar industry with similar capacity, as determined and approved by our Board of Directors. As of the date of this report, this determination has not been made. Commencing in 2007, Mr. Ng is entitled to receive an annual bonus as determined by the Board of Directors. Upon termination of the agreement by us for a reason other than for “cause” (as defined in the agreement) or upon the death or disability of Mr. Ng, Mr. Ng is entitled to a severance payment of his then salary and bonus for the remaining term of the employment agreement. Upon termination of the agreement upon the disability of Mr. Ng, Mr. Ng is entitled to 75% of his then base salary and bonus for a period of one year. Upon termination of the agreement by us for “cause,” Mr. Ng is entitled to all amounts due to him for any portion of the payroll period worked but for which payment had not yet been made up to the date of termination. The employment agreement provides that during the term of the employment and for three months thereafter, the Mr. Ng shall not compete in any other business or services similar to that of our business or services.

Director Compensation

Directors who are also employees do not receive compensation for their services as directors.

Director Compensation Table - 2006

Name	Fees Earned or Paid in Cash ($)	Total ($)

Chen Lu	28,650	28,650
Zhou Wei Yu	-	-
Chen Juan	-	-

(1) Mr. Ng’s total compensation is reflected in the Summary Compensation Table.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We have 1,875,000 shares of Series “A” preferred stock outstanding at December 31, 2006. These shares are owned by Mr. Ng and Mr. Lu.

On August 23, 2006, CDHL acquired a 20% interest in Arable from one of our shareholders, Manta Finance Limited, for $2,568, and has provided a loan to Arable for $356,991 during the year of 2006.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock as of March 23, 2007 by:

▪	each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock;

▪	our chief executive officer and each of our directors; and

▪	all of our executive officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. Unless otherwise indicated, the address for our executive officers and directors is c/o China Digital Media Corporation, 2505-06, 25F, 698 Prince Edward Road E., Hong Kong.

Name and Address of Beneficial Owner	Common Stock Beneficially Owned (1)	Percent of Class(2)

Executive Officers and Directors

Ng Chi Shing	24,413,940 (3)	63.2%
Chen Lu	8,211,060 (4)	24.2%
Wei Yu Zhou	--	--
Juan Chen	--	--
All Executive Officers and Directors as a Group (6 persons)	32,625,000	79.6%

Five percent or more of shareholders

Vision Opportunity Master Fund, Ltd. (5)	3,472,402	9.9%
MidSouth Investor Fund, Ltd. (6)	3,472,402	9.9%

(1)
Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. Unless otherwise noted, all listed shares of common stock are owned of record by each person or entity named as beneficial owner and that person or entity has sole voting and dispositive power with respect to the shares of common stock owned by each of them. As to each person or entity named as beneficial owners, that person's or entity's percentage of ownership is determined based on the assumption that any options or convertible securities held by such person or entity which are exercisable or convertible within 60 days of the date of this prospectus have been exercised or converted, as the case may be.

(2)       Based upon 31,602,365 shares of common stock outstanding as of March 23, 2007.

(3)	Consists of 7,015,500 shares of common stock underlying 1,403,100 shares of convertible Series A preferred stock and 17,398,440 shares of common stock.

(4)	Consists of 2,359,500 shares of common stock underlying 471,900 shares of convertible Series A preferred stock and 5,851,560 shares of common stock.

(5)
Vision is eligible to purchase an aggregate of 16,722,205 shares of our common stock pursuant to the exercise of warrants and the conversion of debentures. However, pursuant to the terms of the transaction documents relating to the purchase of the foregoing securities, Vision may not acquire shares of common stock upon the exercise or conversion of any such warrants or debentures, respectively to the extent that, upon exercise or conversion, respectively, the number of shares of common stock beneficially owned by Vision and its affiliates would exceed 9.9% of the then outstanding shares of our common stock, provided that Vision may waive this provision on 61 days notice. The amount listed assumes the conversion or exercise of the debenture or warrants, as applicable, in an amount up to 9.9% of our outstanding common stock after such conversion or exercise.

(6)
MidSouth Investor Fund is eligible to purchase 3,888,885 shares of our common stock pursuant to the exercise of warrants and the conversion of debentures. However, pursuant to the terms of the transaction documents relating to the purchase of the foregoing securities, MidSouth Investor Fund may not acquire shares of common stock upon the exercise or conversion of any such warrants or debentures, respectively to the extent that, upon exercise or conversion, respectively, the number of shares of common stock beneficially owned by MidSouth Investor Fund and its affiliates would exceed 9.9% of the then outstanding shares of our common stock, provided that MidSouth Investor Fund may waive this provision on 61 days notice. The amount listed assumes the conversion or exercise of the debenture or warrants, as applicable, in an amount up to 9.9% of our outstanding common stock after such conversion or exercise.

Changes in Control

We know of no arrangements that may at a subsequent date result in a change of control in our company.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 500,000,000 shares of common stock and 40,000,000 shares of preferred stock. As of March 23, 2007, there were outstanding 31,602,365 shares of common stock and 1,875,000 of our Series A convertible preferred stock. Common stock outstanding at March 23, 2007 does not include, 9,375,000 shares of common stock that are issuable upon conversion of the 1,875,000 shares of Series A convertible preferred stock.

Common Stock

Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of common stock are entitled to receive dividends out of legally available assets at such times and in such amounts as our Board of Directors may from time to time determine. Each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not authorized. Our common stock is not subject to conversion or redemption and holders of common stock are not entitled to preemptive rights.

Upon the liquidation, dissolution or winding up, our remaining assets legally available for distribution to stockholders, after payment of claims or creditors and payment of liquidation preferences, if any, on outstanding preferred stock, are distributable ratably among the holders of common stock and any participating preferred stock outstanding at that time. Each outstanding share of common stock is fully paid and nonassessable.

Preferred Stock

Our Board of Directors has authorized two classes of preferred stock, the Series A convertible preferred stock (“Series A Preferred Stock”) and the Series B convertible preferred stock (“Series B Preferred Stock”). As of December 31, 2006, there were 1,875,000 shares of Series A Preferred Stock outstanding and no shares of Series B Preferred Stock outstanding. All of our Series A Preferred Stock is owned by Messrs. Ng and Chen.

Series A Preferred Stock

The Series A Preferred Stock has the following rights and preferences:

Dividends. The holders of the Series A Preferred Stock shall be entitled to receive dividends or other distributions on an as converted basis.

Conversion. Each share of Series A Preferred Stock shall be convertible, at the option of the holder, into five shares of our common stock. Unless otherwise set by the Board of Directors, the conversion ratio shall not be affected by a stock dividend or subdivision (stock split) or a stock combination (reverse stock split) or stock consolidation of the common stock.

Voting Rights. Except as otherwise required by law, the holders of Series A Preferred Stock and the holders of common stock shall vote as a single class upon any matter submitted to the stockholders for a vote. The Series A Preferred Stock will vote on an as-converted basis.

Covenants. We may not, without first obtaining the affirmative vote or written consent of the holders of a majority of the outstanding shares of Series A Preferred Stock, do any of the following:

▪	increase the size of any equity incentive plans or arrangements;

▪	make fundamental changes to our business;

▪	make any changes to the terms of the Series A Preferred or to our Articles of Incorporation or Bylaws, including by designation of any stock;

▪
create any new class of shares having preferences over or being on a parity with the Series A Preferred as to dividends or assets, unless the purpose of creation of such class is, and the proceeds to be derived from the sale and issuance thereof are to be used for, the retirement all of Series A Preferred then outstanding;

▪	accrue any indebtedness in excess of $1,000,000;

▪	make any change in the size or number of authorized directors;

▪	repurchase any of our common stock;

▪
sell, convey or otherwise dispose of, or create or incur any mortgage, lien, charge or encumbrance on or security interest in or pledge of, or sell and leaseback, all or substantially all of the property or our business or more than 50% of the common stock;

▪	make any payment of dividends or other distributions or any redemption or repurchase of stock or options or warrants to purchase our stock; or

▪	make any sale of additional preferred stock.

Our Board of Directors has the authority, without action by stockholders, to designate and issue preferred stock in one or more series. The Board of Directors may also designate the rights, preferences and privileges of each series of preferred stock, any or all of which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of the common stock until the Board of Directors determines the specific rights of the holders of the preferred stock. However, these effects might include: (a) restricting dividends on the common stock; (b) diluting the voting power of the common stock; (c) impairing the liquidation rights of the common stock; and (d) delaying or preventing a change in control without further action by stockholders.

Convertible Notes and Warrants

In November 2006, we completed a private equity financing with five accredited investors for $3,100,000. Under the private equity financing, we sold 31 units of securities. Each unit consists of (i) an eighteen-month 4% interest bearing convertible debenture in the principal amount of $100,000, convertible at $0.45 per share, (ii) a six-year Class A warrant to purchase 222,222 shares of common stock, par value $0.001 per share at an exercise price of $0.80 per share, (iii) a six-year Class B warrant to purchase 222,222 shares of common stock at an exercise price of $1.20 per share, and (iv) a six-year Class C warrant to purchase 111,111 shares of common stock at an exercise price of $2.25 per share. The exercise price of the warrants and conversion price of the debentures are subject to downward adjustment if we issue certain securities for a consideration of less than $0.45 per share.

The securities issuable upon conversion of the debentures and exercise of the warrants are eligible for certain registration rights, and the registration statement of which this prospectus is a part has been filed in connection with such registration rights. The registration statement was initially required to be filed by March 6, 2007, but we are in the process of attempting to obtain waivers of the deadline with an agreed upon extension thereof from the investors; as of the date of this filing, we have not received extensions for all of the debentures. Failure to file the registration statement in accordance with the registration rights agreements is a default that requires us to pay liquidated damages of 2% of the amount of the debentures for each 30 day period or any part thereof until such filing is made. Such damages shall be paid in our common stock valued at an amount equal to 90% of the average of the daily volume weighted average price for the five trading days immediately preceding the date the liquidated damages become due, but in no event less than $0.45. We will be required to pay these damages to any investor who does not agree to the waiver and consent to the extension. We will also be required to pay such damages if this registration statement is not declared effective prior to an agreed upon date.

The debentures and warrants each provide that at no time may a holder convert the debenture or exercise the warrant if the number of shares of common stock to be issued pursuant to such conversion or exercise would exceed, when aggregated with all other shares of common stock owned by such holder at such time, the number of shares of common stock which would result in such holder beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules thereunder) in excess of 9.9% of the then issued and outstanding shares of our common stock; provided, however, that upon the holder providing us with 61 days notice that such holder would like to waive this provision then this provision will be of no force or effect; provided, further, that this provision will be of no force or effect during the 61 days immediately preceding the expiration of the debenture or warrant.

LEGAL MATTERS

Cozen O’Connor, Philadelphia, PA has acted as our counsel in connection with this registration of common stock.

EXPERTS

Our audited financial statements as of December 31, 2006 and 2005 and for the years then ended, included herein and in the registration statement have been audited by Jimmy C.H. Cheung & Co., independent registered public accounting firm. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form SB-2 that we have filed registering the common stock to be sold in this offering. This prospectus does not contain all of the information included in the registration statement and the accompanying exhibits. For further information with respect to us and our securities you should refer to the registration statement and the accompanying exhibits. Statements contained in this prospectus regarding the contents of any contract or any other document are not necessarily complete, and you should refer to the copy of the contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by the actual contents of the contract or other document referred to.

We also file annual, quarterly and current reports, proxy statements and other information with the SEC. You may access and read our SEC filings, including this registration statement and all of the exhibits to the registration statement, through the SEC’s website (http://www.sec.gov). This site contains registrants, including us, that file electronically with the SEC. This registration statement may be inspected without charge (and copies may be obtained at prescribed rates) at the public reference facility of the SEC at Room 1024, 100 F Street, NE, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

CHINA DIGITAL MEDIA CORPORATION

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	40

Balance Sheets	41

Statements of Operations	42

Statement of Changes in Stockholders’ Equity	43-44

Statements of Cash Flows	45

Notes to Financial Statements	46-64

Jimmy C.H. Cheung & Co
Certified Public Accountants                                                                                                                   Registered with the Public Company Accounting
(A member of Kreston International)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of:
China Digital Media Corporation

We have audited the accompanying consolidated balance sheets of China Digital Media Corporation and subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of operations and comprehensive income, stockholders’ equity and cash flows for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits of the financial statements provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of China Digital Media Corporation and subsidiaries as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years ended December 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ JIMMY C.H. CHEUNG & CO
JIMMY C.H. CHEUNG & CO

Certified Public Accountants
Hong Kong
Date: January 31, 2007

1607 Dominion Centre, 43 Queen’s Road East, Wanchai, Hong Kong
Tel: (852) 25295500 Fax: (852) 28651067 Email: jchc@krestoninternational.com.hk
Website: http://www.jimmycheungco.com

CHINA DIGITAL MEDIA CORPORATION AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS		(Restated)
CURRENT ASSETS
Cash and cash equivalents	$402,591	$1,124,912
Accounts receivable, net of allowances	9,827,678	4,444,087
Inventories, net	475,481	394,992
Other receivable and prepaid expenses	187,818	750,591
Value added taxes recoverable	63,210	-
Total Current Assets	10,956,778	6,714,582

INTANGIBLE ASSETS	392,521	392,521
INVESTMENTS IN TELEVISION SERIES, NET	616,277	771,115
INVESTMENTS IN AFFILIATES	528,581	-
PROPERTY AND EQUIPMENT, NET	12,129,494	8,541,996
OTHER ASSETS	466,738	-
TOTAL ASSETS	$25,090,389	$16,420,214

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Convertible debentures	$3,100,000	$-
Accounts payable	5,968,778	4,792,339
Other payables and accrued liabilities	753,292	248,675
Due to a director	84,656	41,981
Due to related companies	380,486	218,394
Business tax payable	265,655	-
Value added taxes payable	-	16,330
Income tax payable	1,954,800	1,418,003
Other tax payable	33,877	-
Total Current Liabilities	12,541,544	6,735,722

COMMITMENTS AND CONTINGENCIES	-	-

MINORITY INTERESTS	19,497	28,057

STOCKHOLDERS' EQUITY
Series A convertible preferred stock ($0.001 par value, 40,000,000 shares authorized,1,875,000 shares issued and outstanding as of
December 31, 2006 and 2005)	1,875	1,875
Common stock ($0.001 par value, 500,000,000 shares authorized,
31,602,365 shares issued and outstanding as of December 31, 2006;
31,039,676 shares issued and outstanding as of December 31, 2005)	31,602	31,040
Additional paid-in capital	5,663,917	4,907,679
Deferred stock compensation	(84,800)	(50,433)
Retained earnings
Unappropriated	5,984,383	3,848,637
Appropriated	957,586	956,343
Accumulated other comprehensive loss	(25,215)	(38,706)
Total Stockholders' Equity	12,529,348	9,656,435

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$25,090,389	$16,420,214

The accompanying notes are an integral part of these consolidated financial statements

CHINA DIGITAL MEDIA CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHNSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
		(Restated)
NET SALES
Revenue from digitalization of television signals	$7,214,110	$5,391,730
Revenue from television advertising	6,712,087	1,048,175
Revenue from software development	51,688	66,716
Revenue from investments in television series	268,165	123,274
Government grant received	1,276,976	1,232,386
	15,523,026	7,862,281
COST OF SALES
Cost of Sales - digitalization of television signals	(1,009,846)	(522,313)
Depreciation - digitalization of television signals	(2,450,739)	(1,137,206)
Cost of Sales - television advertising	(5,815,154)	(718,799)
Cost of Sales - software development	-	(370)
Cost of Sales - investment in television series	(182,738)	(83,668)
GROSS PROFIT	6,064,549	5,399,926

OPERATING EXPENSES
Selling, general and administrative expenses	(3,427,901)	(1,320,950)
Depreciation and amortization	(132,274)	(50,541)
Total Operating Expenses	(3,560,175)	(1,371,491)

INCOME FROM OPERATION	2,504,374	4,028,435

OTHER INCOME (EXPENSES)
Equity loss of affiliates	(1,886)	-
Interest income	3,737	218,035
Other income	45,670	-
Interest expenses	(23,832)	-
	(17,257)	(9,542)
Other expenses	(35,910)	(14,516)
Total Other Income (Expenses), net	(29,478)	193,977

	2,474,896	4,222,412

Income tax expense	(468,980)	(1,099,420)

Minority interests	131,074	(7,899)
NET INCOME	$2,136,990	$3,115,093

Foreign currency translation gain(loss)	13,491	(38,706)

COMPREHENSIVE INCOME	$2,150,481	$3,076,387

	$0.06	$0.10

Net income per share-diluted	$0.05	$0.08

Weighted average number of shares outstanding during the year - basic	31,312,535	28,231,555

Weighted average number of shares outstanding during the year- diluted	41,494,583	37,627,388

The accompanying notes are an integral part of these consolidated financial statements

CHINA DIGITAL MEDIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 and 2005

	Series A Convertible		Series B Convertible				Additional	Deferred	Unappropriated	Appropriated		Accumulated other
	Preferred Stock		Preferred Stock		Common Stock		paid-in	stock	retained	retained	Due to a	comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	capital	compensation	earnings	earnings	stockholder	loss	Total

Balance at December 31, 2004	-	$-	-	$-	1,500,000	$1,500	$1,303,678	-	$1,380,409	$309,478	$223,934	$-	$3,218,999

Stock issued in recapitalization	1,975,000	1,975	-	-	1,993,363	1,993	6,905,364	-	(6,909,332)	-	-	-	-

Recapitalization	-	-	-	-	-	-	(6,909,332)	-	6,909,332	-	-	-	-

Stock issue for convertible	(100,000)	(100)	-	-	20,000,000	20,000	(19,900)	-	-	-	-	-	-
perferredstock

Stock issued for promissory notes	-	-	-	-	6,586,500	6,587	2,283,438	-	-	-	-	-	2,290,025

Stock issued for reverse split	-	-	-	-	113	-	-	-	-	-	-	-	-

Stock issued for services	-	-	-	-	7,500	8	32,242	-	-	-	-	-	32,250

Stock issued for acquisitions	-	-	-	-	29,158	29	62,112	-	-	-	-	-	62,141

Stock issued for acquisitions	-	-	-	-	83,042	83	182,917	-	-	-	-	-	183,000

Stock issued for services	-	-	-	-	40,000	40	67,960	(50,433)	-	-	-	-	17,567

Stock issued for placement	-	-	-	-	800,000	800	999,200	-	-	-	-	-	1,000,000

Net income for the year	-	-	-	-	-	-	-	-	3,115,093	-	-	-	3,115,093

Repaid to a stockholder	-	-	-	-	-	-	-	-	-	-	(223,934)	-	(223,934)

Other comprehensive loss	-	-	-	-	-	-	-	-	-	-	-	(38,706)	(38,706)

Transfer to statutory and staff
welfare reserves	-	-	-	-	-	-	-	-	(646,865)	646,865	-	-	-

Balance at December 31, 2005	1,875,000	1,875	-	-	31,039,676	31,040	4,907,679	(50,433)	3,848,637	956,343	-	(38,706)	9,656,435

The accompanying notes are an integral part of these consolidated financial statements

CHINA DIGITAL MEDIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2006 and 2005

	Series A Convertible		Series B Convertible				Additional	Deferred	Unappropriated	Appropriated		Accumulated other
	Preferred Stock		Preferred Stock		Common Stock		paid-in	stock	retained	retained	Due to a	comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	capital	compensation	earnings	earnings	stockholder	loss	Total

Stock issued for placement	-	-	-	-	310,000	310	387,190	-	-	-	-	-	387,500

Stock issued for services	-	-	-	-	2,381	2	2,998	-	-	-	-	-	3,000

Stock issued for oustanding participation costs in the production of a televsion series	-	-	-	-	335,308	335.31	565,665	-	-	-	-	-	566,000

Stock issued for services	-	-	-	-	40,000	40	46,360	-	-	-	-	-	46,400

Stock issued for services	-	-	-	-	30,000.00	30.00	29,970.00	(26,667.00)	-	-	-	-	3,333

Stock issued for services	-	-	-	-	30,000	30	20,370	(18,133)	-	-	-	-	2,267

Repurchase of stock	-	-	-	-	(310,000)	(310)	(387,190)	-	-	-	-	-	(387,500)

Stock issued for services	-	-	-	-	60,000	60	44,940	(40,000)	-	-	-	-	5,000

Stock issued for services	-	-	-	-	15,000	15	10,485	-	-	-	-	-	10,500

Stock issued for services	-	-	-	-	50,000	50	35,450	-	-	-	-	-	35,500

Amortisation on stock compensation	-	-	-	-	-	-	-	50,433	-	-	-	-	50,433

Net income for the year	-	-	-	-	-	-	-	-	2,136,990	-	-	-	2,136,990

Other comprehensive income	-	-	-	-	-	-	-	-	-	-	-	13,491	13,491

Transferred to statutory surplus reserve	-	-	-	-	-	-	-	-	(1,243)	1,243	-	-	-

Balance at December 31, 2006	1,875,000	$1,875	0	$0	31,602,365	$31,602	$5,663,917	$(84,800)	$5,984,384	$957,586	$0	$(25,215)	$12,529,348

The accompanying notes are an integral part of these consolidated financial statements

CHINA DIGITAL MEDIA CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		(Restated)

Net income	$2,136,990	$3,115,093
Adjusted to reconcile net income to cash provided
by operating activities:
Equity loss of affiliate	1,149	-
Amortization - cost of sales	154,838	83,668
Depreciation-cost of sales	2,450,739	1,137,206
Depreciation	132,274	50,541
Provision for doubtful debts	392,198	-
Stock issued for services	106,000	49,817
Amortization on stock compensation	50,433	-
Minority interests	(131,074)	7,899
Changes in operating assets and liabilities
(Increase) decrease in:
Accounts receivable	(5,775,789)	(4,003,333)
Other receivables and prepaid expenses	562,773	(481,972)
Inventories	(80,489)	224,640
Other assets	(466,738)	-
Due from a director	-	26,442
Other assets		-
Increase (decrease) in:
Due to a director	-	(20,483)
Accounts payable	1,742,439	465,157
Other payables and accrued liabilities	462,636	214,704
Business tax payable	265,655	-
Value added taxes payable	(79,540)	(315,993)
Income tax payable	536,797	1,412,056
Other tax payable	33,877	-
Net cash provided by operating activities	2,495,168	1,965,442

CASH FLOWS FROM INVESTING ACTIVITIES
Investments in affiliates	(529,730)	(41,696)
Purchase of property and equipment	(6,181,200)	(4,175,100)
Net cash used in investing activities	(6,710,930)	(4,216,796)

CASH FLOWS FROM FINANCING ACTIVITIES
Due to related companies	162,092	188,704
Proceeds from stock issuance in private placement	-	1,000,000
Proceeds from issuance of common stock	-	2,290,025
Investments from a minority stockholder	122,514	-
Proceeds from convertible debentures	3,100,000	-
Due to a stockholder	-	(223,934)
Due to a director	84,656	-
Net cash provided by financing activities	3,469,262	3,254,795

EFFECT OF EXCHANGE RATE ON CASH	24,181	(38,706)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(722,320)	964,735

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,124,912	160,177

CASH AND CASH EQUIVALENTS AT END OF YEAR	$402,591	$1,124,912

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$26,133	$9,542

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
During 2006, the Company issued 335,308 shares of restricted common stock for the outstanding participation costs in the production of two television series with a fair value of $566,000.

The accompanying notes are an integral part of these consolidated financial statements

CHINA DIGITAL MEDIA CORPORATION
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION

(A)   Organization

China Digital Media Corporation (“CDMC”) (previously HairMax International, Inc.) was incorporated in the State of Nevada on August 13, 1987.

China Digimedia Holdings Limited (“CDHL”) (previously Arcotect Digital Technology Limited) was incorporated in Hong Kong on January 5, 2000 as an investment holding company. Through its wholly owned subsidiary, Arcotect (Guangzhou) Ltd. (“ AGL”) incorporated in the People’s Republic of China (“PRC”) as a wholly owned foreign limited liability company on September 24, 2001, CDHL is engaged in software development, digital television subscription and application platform development (“software development”). Through its Nanhai Branch (“AGL Nanhai Branch”) established in July 8, 2004, AGL is also engaged in the business of converting television signals from analogue into digital format (“digitalization of television signals”), using digital television set-top-box (STB) and smart cards.

On December 28, 2004, CDMC entered into a Plan of Exchange (“the Agreement”) with CDHL pursuant to which:

(i) the stockholders of CDHL purchased 2,850,000 shares of the Company’s Series A Convertible Preferred Stock from the majority stockholders of the Company in return for the payment of $400,000 in cash.

(ii) the stockholders of CDHL has agreed to transfer all of CDHL’s common stock to the Company for the issue of 20,000,000 shares of restricted common stock of the Company.

The Agreement was consummated on March 31, 2005 whereupon 1,500,000 shares of restricted common stock were issued by the Company to the stockholders of CDHL in lieu of the 20,000,000 shares of restricted common stock contemplated by the Agreement. The reduction was consented by the stockholders of CDHL in light of the significant increase in the price of the shares of common stock of the Company since the execution of the Agreement.

Additionally, it was subsequently discovered that 875,000 shares of the Company’s Series A Convertible Preferred Stock were previously converted before the execution of the Agreement. The stockholders of CDHL accepted the remaining 1,975,000 shares of the Company’s Series A Convertible Preferred Stock and 1,750,000 shares of common stock converted from the 875,000 shares of the Company’s Series A Convertible Preferred Stock in lieu of the 2,875,000 shares of the Company’s Series A Convertible Preferred Stock in return for the payment of $400,000 in cash.

On completion of the Agreement in March 2005, the merger of CDMC and CDHL was treated for accounting purposes as a capital transaction and recapitalization by CDHL (“the accounting acquirer”) and re-organization by CDMC (“the accounting acquiree”). The financial statements have been prepared as if the reorganization had occurred retroactively.

Accordingly, the financial statements include the following:

(1)	The balance sheet consists of the net assets of the acquirer at historical cost and the net assets of the acquiree at historical cost.

(2)	The statement of operations includes the operations of the acquirer for the periods presented and the operations of the acquiree from the date of the merger.

The Company changed its name to China Digital Media Corporation in March 2005.

On June 15, 2005, CDHL entered into a Strategic Alliance Agreement with shareholders of Guangdong HuaGuang Digimedia Culture Development Limited (“HuaGuang”) whereby CDHL will hold a 90% variable interest in HuaGuang for the issue of 83,042 shares of CDMC. On January 24, 2007, CDHL exercised its right to hold 100% interest in HuaGuang.

On August 25, 2005, CDHL acquired a 100% interest in Guangdong M-Rider Media Company Limited (“M-Rider”), a limited liability company in the PRC, from the shareholders of M-Rider for US$132,927 in cash and 29,158 shares of CDMC.

CHINA DIGITAL MEDIA CORPORATION
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION (CONTINUED)

(A)   Organization (Continued)

On October 17, 2005, CDHL established a wholly-owned subsidiary, Digimedia Services (Shenzhen) Limited (“Digimedia Shenzhen”) in the PRC with a registered capital of $100,000. The subsidiary has no operations since its incorporation.

On May 8, 2006, HuaGuang set up two joint ventures, namely Guizhou Guishi Digimedia Advertising Company Limited (“Guishi Digimedia”) in which HuaGuang owns 51% interest, and Guizhou Guishi Huaguang Media Company Limited (“Guishi HuaGuang”) in which HuaGuang owns 49% interest, both located in China. Guishi Digimedia was formed to provide advertising agency services whereas Guishi HuaGuang was formed to provide television programming services, both for a period of 20 years.

On August 23, 2006, CDHL acquired a 20% interest in Arable Media Limited (“Arable”). Arable is engaged in the business of developing middleware software and applications for digital television STB.

CDMC, CDHL, AGL, HuaGuang, M-Rider, Digimedia Shenzhen, Guishi Digimedia and Guishi HuaGuang are hereinafter referred to as (“the Company”).

(B)	Use of estimates

              The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(C)	Principles of consolidation

The accompanying 2006 consolidated financial statements include the financial statements of CDMC and its 100% owned subsidiaries CDHL, AGL and its Nanhai Branch, M-Rider and Digimedia Shenzhen, its 90% variable interest entity in HuaGuang and 51% owned subsidiary of HuaGuang in Guishi Digimedia. The Company accounts for its 49% investment held by HuaGuang in Guishi Huaguang and its 20% investment held by CDHL in Arable using the equity method. The minority interests represent the minority shareholders’ 10% and 54.1% proportionate share of the results of HuaGuang and Guishi Digimedia respectively.

The accompanying 2005 consolidated financial statements include the accounts of CDHL, AGL and its Nanhai Branch, M-Rider, Digimedia Shenzhen, and its 90% variable interest entity in HuaGuang.

All significant inter-company transactions and balances have been eliminated in consolidation.

(D)	Consolidation of variable interest entity

In accordance with Interpretation No. 46R, Consolidation of Variable Interest Entities (“FIN 46R”), variable interest entities (VIEs) are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision making ability. All VIEs with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes.

In connection with the adoption of FIN 46R, the Company concluded that HuaGuang is a VIE and that the company is the primary beneficiary. Under FIN 46R transition rules, the financial statements of HuaGuang are then consolidated into the Company’s consolidated financial statements.

(E)	Cash and cash equivalents

For purpose of the statements of cash flows, cash and cash equivalents include cash on hand and demand deposits with a bank with a maturity of less than three months.

CHINA DIGITAL MEDIA CORPORATION
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION (CONTINUED)

(F)	Accounts receivable

The Company extends unsecured credit to its customers in the ordinary course of business but mitigates the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and recorded based on managements’ assessment of the credit history with the customer and current relationships with them.

As of December 31, 2006 and 2005, the Company considers all its accounts receivable to be collectible after provision for doubtful accounts made in the financial statements.

(G)	Inventories

Inventories are stated at lower of cost or market value, cost being determined on a first in first out method. The Company provided inventory allowances based on excess and obsolete inventories determined principally by customer demand. Inventory consists of finished goods purchased directly from manufacturers.

(H)	Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. Expenditures for additions, major renewals and betterments are capitalized and expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation is provided on a straight-line basis, less estimated residual value over the assets’ estimated useful lives. The estimated useful lives are as follows:

Set Top Box (“STB”) and smart cards 5 Years
Motor vehicles 10 Years
Furniture, fixtures and equipment 5 and 8 Years

Depreciation of STB

As required by SAB11:B, depreciation and amortization for property and equipment directly attributed to the generation of revenue was classified under “Cost of Sales”. Accordingly, depreciation of STB and smart cards of the Company in 2006 for the amount of $2,450,739 was included in “Cost of Sales”. To conform with the current account presentation, the depreciation of STB in 2005 of $1,137,206 previously classified as “Selling, General and Administrative expenses” is now included in “Cost of Sales”.

(I)	Investments in television series

Investments in television series represent the unamortized costs of acquired television series production and participation costs. The investments are stated at the lower of cost less accumulated amortization or fair values. The investments are amortized, using the individual television series forecast method, in the proportion that current revenue bears to management’s estimate of ultimate revenue expected to be recognized from the exploitation and exhibition of the television series. The ultimate revenue which includes estimates over a period not to exceed 10 years following the date of initial release are prepared on a title-by-title basis and reviewed periodically based on current market conditions. Estimate of future revenue involve measurement uncertainty and it is therefore possible that reduction in the carrying value of investments in television series may be required as a consequence of changes in management’s future revenue estimates.

(J)	Long-lived assets

The Company accounts for long-lived assets under the Statements of Financial Accounting Standards Nos. 142 and 144 “Accounting for Goodwill and Other Intangible Assets” and “Accounting for Impairment or Disposal of Long-Lived Assets” (“SFAS No. 142 and 144”). In accordance with SFAS No. 142 and 144, long-lived assets held and used by the Company are reviewed for impairment annually in the fourth quarter or more frequently if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, when undiscounted future cash flows will not be sufficient to recover an asset’s carrying amount, the asset is written down to its fair value. The Company believes that no impairment of property and equipment, goodwill and other investments exist at December 31, 2006.

CHINA DIGITAL MEDIA CORPORATION
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION (CONTINUED)

(K)	Valuation of financial instruments

Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," requires certain disclosures regarding the fair value of financial instruments. Fair value of financial instruments is made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash and cash equivalents, accounts receivable (trade and others), accounts payable (trade and related party) and accrued liabilities approximate their fair value because of the short-term nature of these instruments. The Company places its cash and cash equivalents with what it believes to be high credit quality financial institutions. The Company controls credit risk related to accounts receivable through credit approvals, credit limit and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

The Company’s major operation is in the PRC, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the United States dollars (“US$”) and the Chinese Renminbi (“RMB”). Nevertheless, the Company does not believe that its foreign currency exchange rate fluctuation risk is significant, especially if the PRC government allows only gradual currency fluctuation so as to maintain the relative stability of RMB.

The Company accounts for non-hedging contracts that are indexed to, and potentially settled in, its own common stock in accordance with the provisions of Emerging Issues Task Force 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (“EITF 00-19”). These non-hedging contracts accounted for in accordance with EITF 00-19 include freestanding warrants to purchase the Company’s common stock as well as embedded conversation features that have been bifurcated from the host contract in accordance with the requirements of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). Under certain circumstances that could require the Company to settle these equity items in cash or stock, and without regard to probability, EITF 00-19 could require the classification of all or part of the item as a liability and the adjustment of that reclassified amount to fair value at each reporting period, with such adjustments reflected in the line item of change in valuation of derivative as other income (expenses) in the statements of operations.

During the year, the Company issued 4% secured convertible debentures in a face amount of US$3,100,000 which are due and payable in full in 18 months from their issuance. As fixed prices are set for the conversion prices of such convertible debentures and the attached warrants, the Company is in a position to be sure it had adequate authorized shares for the future conversion of convertible debentures and warrants. Therefore, no embedded derivatives and warrants are required to be recorded at fair value and marked-to-market at each reporting period.

(L)	Revenue recognition

Digitalization of television signals

The Company entered into an agreement with Nanhai Network Company (“Network Company”) to assist its subscribers on the conversion of television signal from analog into digital by providing STB and smart cards to the subscribers in Nanhai City on a lease basis. The Company is entitled to receive a portion of fees, for subscribers’ television subscription and pay-TV services, payable by Network Company, under the subscription agreement. Revenue is recognized on a straight line basis in accordance with the terms of the subscription agreement. The Company also charges installation fees and sells STB and smart cards to new subscribers. Revenue arising from these services is recognized when the subscriber is invoiced for the STB and smart cards upon the completion of installation works.

In addition, the Company is entitled to be reimbursed for its operating expenses from Network Company in accordance to the subscription agreement. Revenue arising from costs reimbursement is recognized when the amounts are duly agreed upon between the Company and Network Company.

CHINA DIGITAL MEDIA CORPORATION
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION (CONTINUED)

(L)	Revenue recognition (Continued)

Government grant

The local government of Nanhai City also approved a grant of Rmb10,000,000 each year for five years from 2004 to finance the purchase of STB and smart cards for sale and lease to subscribers. The grant is recognized as revenue on a straight line basis.

As of December 31, 2006 and 2005, the Company received $1,276,976 and $1,232,386 of government grant respectively.

Advertising sales

The Company acts as an advertising agent for certain television channels by selling advertising air time spaces and television program backdrops to customers. The Company's advertising services revenue is derived from billings that are earned when the advertisements are placed and revenue is recognized as the media placements appear. During 2006, the Company purchase blocks of advertising spaces and was the primary obligor and carried all of the credit risk for the advertisement placements and accordingly, recorded the full amount of such billings from the advertisement placements as revenue. Deferred revenues are recognized as a liability when billings are received in advance of the date before revenues are earned.

Software development

The Company provides various information technology professional services to its customers based on a negotiated fixed-price time and materials contract. The Company recognizes services-based revenue from all of its contracts when the services have been performed, the customers have approved the completion of the services and invoices have been issued and collectibility is reasonably assured.

Television series

The Company invested in the production of two television series. Revenue from investments in television series is recognized upon receipt from the production company.

Supplier rebate

Rebate or refund received by the Company from its supplier, either in cash or trade discount, will be considered as an adjustment of the prices of the supplier’s products purchased by the Company. Therefore, it will be characterized as (a) a reduction of cost of sales for subsequent selling of the products by the Company; or (b) a reduction of property and equipment for products booked as fixed assets of the Company and subject to deprecation in line with the depreciable life of the relevant products; or (c) a reduction of inventories for products maintained in stocks.

(M)	Income taxes

The Company accounts for income taxes under the Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“Statement 109”). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period included the enactment date.

CHINA DIGITAL MEDIA CORPORATION
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION (CONTINUED)

(N)	Foreign currency transactions

CDMC and CDHL maintain their accounting records in their functional currencies of US$ and Hong Kong Dollars (“HK$”) respectively, whereas AGL, M-Rider, HuaGuang, Guishi Digimedia, Guishi HuaGuang and Shenzhen DigiMedia maintain their accounting records in their functional currency of RMB.

Foreign currency transactions during the year are translated to the functional currency at the approximate rates of exchange on the dates of transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the approximate rates of exchange at that date. Non-monetary assets and liabilities are translated at the rates of exchange prevailing at the time the asset or liability was acquired. Exchange gains or losses are recorded in the statement of operations.

The financial statements of the subsidiaries (whose functional currency is HK$ or RMB) are translated into US$ using the closing rate method. The balance sheet items are translated into US$ using the exchange rates at the respective balance sheet dates. The capital and various reserves are translated at historical exchange rates prevailing at the time of the transactions while income and expenses items are translated at the average exchange rate for the year. All exchange differences are recorded within equity. Translation gain (loss) for the years ended December 31, 2006 and 2005 were $13,491(gain) and $38,706 (loss) respectively.

(O)	Comprehensive income (loss)

The foreign currency translation gain or loss resulting from translation of the financial statements expressed in HK$ and RMB to US$ is reported as other comprehensive income gain in the statements of operations and stockholders’ equity. Comprehensive income (loss) for the years ended December 31, 2006 and 2005 were $13,491(income) and $38,706 (loss) respectively.

(P)	Income per share

Basic income per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted income per share is computed similar to basic income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive in nature.

(Q)	Segments

The Company operates in five reportable segments, digitalization of television signals, software development, television advertising, investments in television series and other.

CHINA DIGITAL MEDIA CORPORATION
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION (CONTINUED)

(R)	Recent accounting pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109 (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. This Interpretation provides that the tax effects from an uncertain tax position can be recognized in the Company’s financial statements, only if the position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of fiscal 2007, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact this new Standard, but believes that it will not have a material impact on the Company’s financial position.

In September 2006, FASB issued Statement 157, Fair Value Measurements. This statement defines fair value and establishes a framework for measuring fair value in generally accepted accounting principles (GAAP). More precisely, this statement sets forth a standard definition of fair value as it applies to assets or liabilities, the principal market (or most advantageous market) for determining fair value (price), the market participants, inputs and the application of the derived fair value to those assets and liabilities. The effective date of this pronouncement is for all full fiscal and interim periods beginning after November 15, 2007. The Company is currently evaluating the impact this new Standard, but believes that it will not have a material impact on the Company’s financial position.

In September 2006, FASB issued Statement 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, which amend FASB Statements No. 87, 88, 106 and 132(R). This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its financial statements and to recognize changes in that funded status in the year in which the changes occur. The effective date for the Company would be for any full fiscal years ending after December 15, 2006. The Company is currently evaluating the impact this new Standard, but believes that it will not have a material impact on the Company’s financial position.

2.	RESTATEMENT OF FINANCIAL STATEMENTS

The financial statements for the year ended December 31, 2005 have been restated to reclassify a volume discount of $1,794,897 (“consideration”) agreed with its STB supplier previously recorded as other income to be applied as a reduction against inventory, cost of goods sold or as a reduction of the balance of Property and Equipment for STB that have been leased to customers. The change in accounting treatment resulting in this restatement is in accordance with the Company’s accounting policy on supplier rebate shown in note 1 (L). The portion of consideration credited to Property and Equipment is recognized as income over the depreciable life of STB of five years by way of a reduced depreciation charge.

CHINA DIGITAL MEDIA CORPORATION
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005

The restated financial statements for the year ended December 31, 2005 are shown as follows:

CONSOLIDATED BALANCE SHEETS

ASSETS

	As previously
	reported	Adjustments	Restated
CURRENT ASSETS
Cash and cash equivalents	1,124,912		1,124,912
Accounts receivable, net of allowances	4,444,087		4,444,087
Inventories, net	426,027	(31,035)	394,992
Other receivable and prepaid expenses	750,591		750,591
Value added taxes recoverable	-		-
Total Current Assets	6,745,617	(31,035)	6,714,582

INTANGIBLE ASSETS	392,521		392,521
INVESTMENTS IN TELEVISION SERIES, NET	771,115		771,115
INVESTMENTS IN AFFILIATES	-		-
PROPERTY AND EQUIPMENT, NET	9,893,836	(1,351,840)	8,541,996
OTHER ASSETS
TOTAL ASSETS	17,803,089	(1,382,875)	16,420,214

CURRENT LIABILITIES
Convertible debentures	-		-
Accounts payable	4,792,339		4,792,339
Other payables and accrued liabilities	248,675		248,675
Due to a director	41,981		41,981
Due to related companies	218,394		218,394
Business tax payable	-		-
Value added taxes payable	16,330		16,330
Income tax payable	1,874,352	(456,349)	1,418,003
Other tax payable	-		-
Total Current Liabilities	7,192,071	(456,349)	6,735,722

COMMITMENTS AND CONTINGENCIES	-		-

MINORITY INTERESTS	28,057		28,057

STOCKHOLDERS' EQUITY
Series A convertible preferred stock ($0.001 par value, 40,000,000 shares authorized,1,875,000 shares issued and outstanding as of
December 31, 2006 and 2005)	1,875		1,875
Common stock ($0.001 par value, 500,000,000 shares authorized,
31,039,676 shares issued and outstanding as of December 31, 2005)	31,040		31,040
Additional paid-in capital	4,907,679		4,907,679
Deferred stock compensation	(50,433)		(50,433)
Retained earnings
Unappropriated	4,775,163	(926,526)	3,848,637
Appropriated	956,343		956,343
Accumulated other comprehensive loss	(38,706)		(38,706)
Total Stockholders' Equity	10,582,961	(926,526)	9,656,435

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	17,803,089	(1,382,875)	16,420,214

CHINA DIGITAL MEDIA CORPORATION
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005

CONSOLIDATED STATEMENTS OF OPERATIONS

	As previously
	reported	Adjustments	Restated

NET SALES
Revenue form digitalization of television signals	$5,391,730		5,391,730
Revenue from television advertising	1,048,175		1,048,175
Revenue from software development	66,716		66,716
Revenue from investments in television series	123,274		123,274
Government grant received	1,232,386		1,232,386
	7,862,281	0	7,862,281

COST OF SALES - OPERATING	(1,482,300)	157,150	(1,325,150)
COST OF SALES - DEPRECIATION	(1,392,077)	254,871	(1,137,206)
GROSS PROFIT	4,987,904	412,022	5,399,926

OPERATING EXPENSES
Selling, general and administrative expenses	1,320,950		1,320,950
Depreciation and amortization	50,541		50,541
Total Operating Expenses	1,371,491	0	1,371,491

INCOME FROM OPERATION	3,616,413	412,022	4,028,435

OTHER INCOME (EXPENSES)
Equity loss of affiliates	-		-
Interest income	218,035		218,035
Volume discounts earned	1,794,897	(1,794,897)	0
Other income	-		-
Interest expenses	-		-
Interest paid to related companies and directors	(9,542)		(9,542)
Other expenses	(14,516)		(14,516)
Total Other Income (Expenses), net	1,988,874	(1,794,897)	193,977

NET INCOME BEFORE TAXES	5,605,287	(1,382,875)	4,222,412

Income tax expense	(1,555,769)	456,349	(1,099,420)

Minority interests	(7,899)		(7,899)
NET INCOME	$4,041,619	(926,526)	3,115,093

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation gain (loss)	(38,706)		(38,706)

COMPREHENSIVE INCOME	$4,002,913	(926,526)	3,076,387

Net income per share-basic - two classes method	$0.13	(0.03)	0.10

Net income per share-diluted	$0.11	(0.03)	0.08

Weighted average number of shares outstanding during the year - basic	28,231,555		28,231,555

Weighted average number of shares outstanding during the year- diluted	37,627,388		37,627,388

CHINA DIGITAL MEDIA CORPORATION
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005

3.	INTANGIBLE ASSETS

Intangible assets of the Company represent goodwill recognized upon the acquisition of M-Rider. On July 12, 2005, pursuant to a Share Transfer Agreement (“ST Agreement”), CDHL acquired all of the issued and outstanding capital of M-Rider, a PRC company engaged in the design, production and distribution of advertisements through television channels. Under the terms of the ST Agreement, CDHL purchased all of the issued and outstanding capital of M-Rider for a total consideration of $1,047,559; $132,927 payable in cash and $914,632 payable by the issue of shares of the Company’s common stock. The ST Agreement became effective on August 25, 2005 when approval from the PRC Government of the acquisition was obtained. On the effective date, CDHL paid the cash consideration of $132,927 and issued the 29,158 shares of the Company’s restricted common stock having a value of $62,141 to the stockholders of M-Rider. The balance of $852,491 in value of the Company’s shares of common stock is payable one year from the effective date on the conditions that the net operating cash flow of M-Rider on that day is not less than RMB10 million and the two stockholders of M-Rider who transferred M-Rider’s shares to the Company are to be hired by M-Rider for a period of three years. Since the targeted performance has not been achieved, the stockholders of M-Rider are no longer entitled to receive the balance of the purchase consideration of $852,491.

Goodwill of the aforesaid acquisition was calculated as follow:

Cash and cash equivalents	$210,718
Accounts receivable	129,343
Other receivables and prepaid expenses	197,877

Total current assets	537,938

Property and equipment, net	56,137
Total assets	594,075
Less: Accounts payable and accrued liabilities	(791,528)

Net liabilities acquired	(197,453)

Consideration for acquisition	195,068

Goodwill	$392,521

During the fourth quarter of 2006, the Company performed impairment tests on the goodwill recognized on M-Rider’s acquisition and believes that no impairment of goodwill exists.

4.	INVESTMENTS IN AFFILIATES

(A) On May 8, 2006, the Company’s 90% VIE, HuaGuang, established Guishi Huaguang, a 49% joint venture company in China to provide television programming services for a period of 20 years.

The Company’s effective interest of 44.1% in Guishi Huaguang is accounted for using the equity method of accounting and is stated at cost plus equity in undistributed earnings or losses since acquisition.

A summary of the audited condensed financial statements of the affiliate as of December 31, 2006 is as follows:

Current assets	$381,553
Non-current assets	245,115
Total Assets	$626,668

Current liabilities	$246,150
Stockholders’ equity	380,518
Total Liabilities and Stockholders’ Equity	$626,668

Revenues	$-
Gross Profit	$-
Net loss	$(2,575)

The Company’s share of the loss for the year ended December 31, 2006 is as follow:
Company share at 44.1%	$(1,135)
Equity in loss of affiliate	$(1,135)

CHINA DIGITAL MEDIA CORPORATION
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005

4.	INVESTMENTS IN AFFILIATES (CONTINUED)

(B) On August 23, 2006, the Company subscribed to 20% equity interest in Arable, a limited liability company organized and existing under the laws of Hong Kong for $2,568. The Company also loaned $356,991 to Arable as of December 31, 2006.

The Company’s effective interest of 20% in Arable is accounted for using the equity method of accounting and is stated at cost plus equity in undistributed earnings since subscription.

Current assets	$268,140
Non-current assets	370,344
Total Assets	$638,484

Non-current liabilities, including loan from CDHL	$685,198
Stockholders’ equity	(46,714)
Total Liabilities and Stockholders’ Equity	$638,484

Revenues	$-
Gross Profit	$-
Net loss	$(59,555)
The Company’s share of the loss for the period from the date of subscription to December 31, 2006 is as follows:

Company share at 20%	$(750)
Equity in loss of affiliate	$(750)

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable at December 31, 2006 and 2005 consisted of the following:
	2006	2005

Accounts receivable	$10,219,876	$4,444,087
Less: allowance for doubtful accounts	(392,198)	-
Accounts receivable, net	$9,827,678	$4,444,087

As of December 31, 2006 and 2005, the Company considered all accounts receivable collectable after a provision for doubtful accounts was made which was $392,198 and $0 for the years ended December 31, 2006 and 2005 respectively.

6.	INVENTORIES, NET

Inventories at December 31, 2006 and 2005 consisted of the following:

	2006	2005

Finished goods	$475,481	$394,992
Less: provision of obsolescence	-	-
Inventories, net	$475,481	$394,992

For both of the years ended December 31, 2006 and 2005, the Company has not recorded a provision for obsolete inventories.

7.	OTHER RECEIVABLES AND PREPAID EXPENSES

Other receivables and prepaid expenses at December 31, 2006 and 2005 consisted of the following:

	2006	2005

Deposit paid for the sole advertising agency	-	631,319
Advances to staff	83,659	17,851
Prepayments	85,252	85,743
Trade deposits	10,156	7,280
Utility deposits	8,751	8,398
	$187,818	$750,591

CHINA DIGITAL MEDIA CORPORATION
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005

8.	INVESTMENTS IN TELEVISION SERIES, NET

Investments in television series related to the Company’s participations in the production of two television series through HuaGuang, a 90% held VIE:-

	2006	2005

Television participation costs	885,711	854,783
Less: accumulated amortization	269,434	83,668

Television participation costs, net	$616,277	$771,115

a)
HuaGuang, a VIE, entered into two investment contracts to participate in the production of two television series. The Company’s participation is 20% and 34% of the total production costs. These investments, for which the Company does not have significant influence, are accounted for under the cost method of accounting.

b)
During the year ended December 31, 2006, the Company reviewed future revenue projections supporting the carrying value of its investments in television series in accordance with its accounting policy described in note 1 (i). No impairment to the carrying values of the investments in television series is required.

9.	PROPERTY AND EQUIPMENT, NET

The following is a summary of property and equipment at December 31:
	2006	2005

STB and smart cards leased to subscribers	$15,744,782	$9,891,389
Motor vehicles	103,868	71,955
Furniture and office equipment	498,285	202,391
	16,346,935	10,165,735
Less: accumulated depreciation	4,217,441	1,623,739
Property and equipment, net	$12,129,494	$8,541,996

Depreciation expense for the years ended December 31, 2006 and 2005 was $2,906,051 and $1,442,618 respectively.

10.	OTHER ASSETS

Other assets represent deferred finance costs relate to commission, legal and financial advisory fees directly attributable to the issuance of the convertible debenture by the Company during the year totaling $620,480. Deferred finance costs are amortized over the life of the debenture of 18 months from November 2006. In 2006, costs amortized as expenses were $68,942 and costs classified as deferred stock compensation were $84,800.

11.	CONVERTIBLE DEBENTURES

On July 7, 2006, the Company sold 20 units of securities to a corporate investor for $1,000,000 and on July 21, 2006, the Company sold 2 units of securities to an accredited investor for $100,000. Each unit consists of a 8% interest bearing convertible debenture in the principal amount of $50,000, convertible at $0.80 per share, together with certain rights of warrants. On November 17, 2006, the Company completed a private equity financing with four accredited investors for $3,000,000, $1,000,000 of which was rolled over from the investor of the sale completed on July 7, 2006. The investor’s previously purchased securities were returned to the Company in partial exchange for the units issued on this private equity financing. Upon the closing of this private equity financing, the investor waived all rights associated with the previously purchased securities and waived all interest payments accrued on the previously purchased securities. Furthermore, on December 13, 2006, the Company has completed another private equity financing with an accredited investor for $100,000.

As a result of the above, during 2006, the Company has issued the following convertible debentures;

a)	On November 17, 2006 to a financial institution for $ 2,150,000
b)	On November 17, 2006 to a financial institution for $ 200,000
c)	On November 17, 2006 to a financial institution for $ 500,000
d)	On November 17, 2006 to an individual investor for $ 150,000
e)	On December 13, 2006 to an individual investor for $100,000

The above convertible debentures were issued pursuant to the private equity financing as described above where the Company sold a total 31 units of securities. Each unit consists of (i) an eighteen-month 4% interest bearing convertible debenture in the principal amount of $100,000, convertible at $0.45 per share, (ii) a six-year Class A warrant to purchase 222,222 shares of the Company’s common stock, par value $0.001 per share at an exercise price of $0.80 per share, a (iii) six-year Class B warrant to purchase 222,222 shares of the Company’s common stock at an exercise price of $1.20 per share, and (iv) a six-year Class C warrant to purchase 111,111 shares of the Company’s common stock at an exercise price of $2.25 per share. The securities issuable upon conversion of the debenture and exercise of the warrants are eligible for certain registration rights.

CHINA DIGITAL MEDIA CORPORATION
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005

12.	OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities at December 31, 2006 and 2005 consist of the following:

	2006	2005

Other payables	$229,116	$87,546
Deposits received from customers	239,466	74,302
Accrued liabilities	284,710	86,827
	$753,292	$248,675

13.	INCOME TAX

a	CDMC was incorporated in the United States and has incurred net operating loss for income tax purposes for 2006 and 2005.

CDHL was incorporated in Hong Kong and is subject to Hong Kong profits tax. No provision for Hong Kong profits tax has been made since CDHL incurred a loss during 2006 and 2005.

AGL, M-Rider, HuaGuang, Guishi Digimedia, Guishi HuaGuang and Shenzhen DigiMedia were incorporated in the PRC and are subject to PRC income tax which is computed according to the relevant laws and regulations in the PRC. The applicable tax rate has been 33%, and for HuaGuang, Guishi Digimedia, Guishi HuaGuang and Shenzhen DigiMedia, no tax benefit is expected from the tax credits in the future. The income tax expenses for 2006 and 2005 are summarized as follows:

PRC Income Tax	2006	2005

Current	$-	$-
Deferred	468,980	1,099,420
	$468,980	$1,099,420

Deferred tax liabilities result from temporary differences for revenues earned but not yet taxable under PRC tax regulations.

b
The Company’s deferred tax asset at December 31, 2006 and 2005 consists of net operating losses carry forwards calculated using statutory effective tax rates. Due to their history of losses for CDMC and CDHL, the Company believes that sufficient objective, positive evidence currently exists to conclude that recoverability of its net deferred tax assets is unlikely rather than not. Consequently, the Company has provided a valuation allowance covering 100% of its net deferred tax assets.

As at December 31, 2006, CDMC had loss carry forwards of approximately $366,051 for U.S. income tax purposes available for offset against future taxable U.S. income expiring in 2025.

As at December 31, 2006, CDHL has Hong Kong tax loss carry forwards of approximately $40,794. Currently, the Hong Kong tax losses can be carried forward indefinitely.

c	The reconciliation of income taxes computed at the statutory income tax rates to total income taxes for the years ended December 31, 2006 and 2005 is as follows:

	2006	2005
CDMC
Income tax computed at the federal statutory rate	34%	34%
State income taxes, net of federal tax benefit	5%	5%
Valuation allowance	(39%)	(39%)
CDHL
Income tax computed at applicable tax rate	17.5%	17.5%
Valuation allowance	(17.5%)	(17.5%)
Total deferred tax asset	0%	0%

CHINA DIGITAL MEDIA CORPORATION
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005

14.	NET INCOME PER SHARE

Earnings per share on a diluted basis were $0.05 and $0.08 for the fiscal years ended December 31, 2006 and 2005 respectively. As of December 31, 2006, the Company has outstanding:

- 31,602,365 shares of common stock;
- 1,875,000 shares of preferred stock;
- 6,888,882 shares of common stock to be issued upon conversion of convertible debenture (“CD”);
- warrants to purchase 6,888,882 shares of common stock at an exercise price of $0.80 per share, expire in November 2012;
- warrants to purchase 6,888,882 shares of common stock at an exercise price of $1.20 per share, expire in November 2012; and
- warrants to purchase 3,444,441 shares of common stock at an exercise price of $2.25 per share, expire in November 2012.

In accordance with paragraph 40 and 41 of SFAS 128 and EITF 03-6, basic and diluted earnings per share on a two class method for the fiscal year ended December 31, 2006 and 2005 were calculated as follows:
	2006	2005
Earnings		(Restated)
Net Income	2,136,990	3,115,093

Basic - 2 classes method
Income available to common stockholders	2,136,990	3,115,093

Weighted-average common stock outstanding	31,312,535	28,231,555
Number of preferred stock	1,875,000	1,875,000
Weighted-average common stock outstanding - assume CD converted	807,048	-

Basic earnings per share - Common Stock	0.06	0.10
Basic earnings per share - Preferred Stock	0.06	0.10
Basic earnings per share - CD	0.06	-
Diluted
Income available to common stockholders	2,136,990	3,115,093
Income available to common stockholders and assumed conversions	2,151,993	-

Weighted-average common stock outstanding	31,312,535	28,231,555
Number of preferred stock - converted bases	9,375,000	9,375,000
Weighted-average common stock outstanding for 4% convertible debenture - assumed conversions	807,048	-

Diluted weighted-average common stock outstanding	41,494,583	37,627,388
Diluted earnings per share	0.05	0.08

Warrants to purchase 6,888,882 shares of common stock at $0.80 per share, 6,888,882 shares of common stock at $1.20 per share and 3,444,441 shares of common stock at $2.25 per share were outstanding as of December 31, 2006 but were not included in the computation of diluted earnings per share because the warrants’ exercise price was greater than the market price of the common shares. The warrants, which expire on November, 2012, were still outstanding on December 31, 2006.

CHINA DIGITAL MEDIA CORPORATION
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005

15.	SEGMENTS

The Company operates in five reportable segments; digitalization of television signals, software development, television advertising, investments in television series and other. The accounting policies of the segments are the same as described in the summary of significant accounting policies. The Company evaluates segment performance based on income from operations. All inter-company transactions between segments have been eliminated. As a result, the components of operating income for one segment may not be comparable to another segment. The following is a summary of the Company’s segment information for the years ended December 31, 2006 and 2005:

	Digitalization			Investments
	of Television	Television	Software	in television
	Signals	Advertising	Development	series	Other	Total
2006
Revenues	$8,491,087	$6,712,087	$51,687	$268,165	$-	$15,523,026
Gross profit	5,030,502	896,933	51,687	85,427	-	6,064,549
Net Income	2,937,200	(271,961)	(147,337)	92,535	(473,446)	2,136,990
Total assets	19,576,969	3,667,181	69,450	1,214,012	562,777	25,090,389
Capital expenditure	5,440,334	626,045	3,488	104,137	7,197	6,181,200
Depreciation and amortization	2,478,810	46,051	12,669	191,911	8,409	2,737,851

2005 (Restated)
Revenues	$6,624,116	$1,048,175	$66,716	$123,274	$-	$7,862,281
Gross profit	4,964,598	329,376	66,346	39,606	-	5,399,926
Net Income	3,367,760	133,567	(99,738)	(67,574)	(218,923)	3,115,093
Total assets	13,486,491	1,573,084	268,576	908,211	183,852	16,420,214
Capital expenditure	4,026,584	6,476	5,424	125,105	11,511	4,175,100
Depreciation and amortization	1,158,991	3,914	11,694	90,521	6,295	1,271,415

CHINA DIGITAL MEDIA CORPORATION
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005

16.	STOCKHOLDERS’ EQUITY

(A) Stock issuances

(1)	Stock issued for placement

On March 15, 2006, the Company issued 310,000 shares of restricted common stock at $1.25 per share to a corporate investor for an aggregate consideration of $387,500 under a Stock Purchase and Repurchase Agreement dated March 14, 2006. The Company relied on an exemption from registration pursuant to Regulation S under the Securities Act of 1933 in connection with the issuance of these shares.

On October 25, 2006, the corporate investor exercised its option in accordance with the agreement to have the Company repurchased all of the 310,000 shares at a fixed price of $1.25 per share plus a premium, for a total of $436,548. The difference between the purchase consideration and the repurchased sum, being $49,048, was recognized as expense in the Company’s statements of operations.

(2)	Stock issued for services

During the year, the Company issued 2,381 shares of its restricted common stock to a consultant for services retained. The shares were valued at the market on the date of issuance, yielding an aggregate fair value of total $3,000. This expense was included in the Company accompanying statements of operations.

During the year, the Company issued 40,000 shares of its restricted common stock to a consultant for services retained. The shares were valued at the market on the date of issuance, yielding an aggregate fair value of total $46,400. This expense was included in the Company accompanying statements of operations.

During the year, the Company issued 15,000 shares of its restricted common stock to a consultant for services retained. The shares were valued at the market on the date of issuance, yielding an aggregate fair value of total $10,500. This expense was included in the Company accompanying statements of operations.

During the year, the Company issued 50,000 shares of its restricted common stock to a consultant for services retained. The shares were valued at the market on the date of issuance, yielding an aggregate fair value of total $35,500. This expense was included in the Company accompanying statements of operations.

During the year, the Company issued 30,000 shares of restricted common stock to a consultant for services retained in relation to the issuance of convertible debentures as stated in note 9 above. The shares issued were valued at the market value on the date of issuance, yielding a fair value of $30,000. The fair value of the services will be amortized over the life of the debentures of eighteen months. The Company recognized expense of $3,333 and recorded deferred stock compensation of $26,667 as of December 31, 2006 for these services.

During the year, the Company issued 30,000 shares of restricted common stock to a consultant for services retained in relation to the issuance of convertible debentures as stated in note 9 above. The shares were valued at the market value on the date of issuance, yielding a fair value of total $20,400. The fair value of the services will be amortized over the life of the debentures of eighteen months. The Company recognized expense of $2,267 and recorded deferred stock compensation of $18,133 as of December 31, 2006 for these services.

During the year, the Company issued 42,000 shares of restricted common stock to a consultant for services retained in relation to the issuance of convertible debentures as stated in note 9 above. The shares were valued at the market value on the date of issuance, yielding a fair value of total $31,500. The fair value of the services will be amortized over the life of the debentures of eighteen months. The Company recognized expense of $3,500 and recorded deferred stock compensation of $28,000 as of December 31, 2006 for these services.

CHINA DIGITAL MEDIA CORPORATION
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005

(A) Stock issuances (Continued)

During the year, the Company issued 18,000 shares of restricted common stock to a consultant for services retained in relation to the issuance of convertible debentures as stated in note 9 above. The shares were valued at the market value on the date of issuance, yielding a fair value of total $13,500. The fair value of the services will be amortized over the life of the debentures of eighteen months. The Company recognized expense of $1,500 and recorded deferred stock compensation of $12,000 as of December 31, 2006 for these services.

(3)	Stock issued for investment

On March 30, 2006, the Company issued 335,308 shares of restricted common stock with a fair value of $566,000 for the outstanding participation costs in the production of a television series. The Company relied on an exemption from registration pursuant to Section 4(2) under the Securities Act in connection with the issuance of these shares.

      (B) Appropriated retained earnings

The Company’s PRC subsidiaries are required to make appropriations to reserve funds, comprising the statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve, based on the after-tax net income determined in accordance with the laws and regulations of the PRC. Prior to January 1, 2006 the appropriation to the statutory surplus reserve should be at least 10% of the after tax net income determined in accordance with the laws and regulations of the PRC until the reserve is equal to 50% of the entities’ registered capital. Appropriations to the statutory public welfare fund are at 5% to 10% of the after tax net income determined by the Board of Directors. Effective January 1, 2006, the Company is only required to contribute to one statutory reserve fund at 10 percent of net income after tax per annum, such contributions not to exceed 50 percent of the respective companies’ registered capital.

The statutory reserve funds are restricted for use to set off against prior period losses, expansion of production and operation or for the increase in the registered capital of the Company. The statutory public welfare fund is restricted for use in capital expenditures for the collective welfare of employees. These reserves are not transferable to the Company in the form of cash dividends, loans or advances. These reserves are therefore not available for distribution except in liquidation.

During 2006 and 2005, the Company appropriated $1,243 and $646,865 respectively to the reserves funds based on its net income in accordance with the laws and regulations of the PRC.

(C) Contributed capital

During 2006 and 2005, CDHL contributed restricted capital of $779,207 and $2,885,804 respectively to AGL.

17.	RELATED PARTY TRANSACTIONS

In 2006 and 2005, the Company owed a director $84,656 and $41,981 respectively for short-term advances. Interest is charged at 6% per annum on the amount owed.

As of December 31, 2006 and 2005, the Company owed to a related company $62,519 and $218,394 respectively for short-term unsecured advances made. Interest is charged at 6% per annum on the amount owed.

As of December 31, 2006, the Company owed to an affiliate, Guishi HuaGuang, $317,967 for short-term unsecured interest free advances made.

On August 23, 2006, the Company entered into an agreement with a 20% affiliate to advance a total of $770,416 to support the research and development on the middleware applications for digital television STB. The advances will be used to pay for license fees in the future and other expenses or refunded to the Company if the applications cannot be applied to the Company’s STB. As of December 31, 2006, the Company has advanced $356,991 to the affiliate. The advance is interest free for a period of five years and thereafter interest is charged at the rate of LIBOR plus 2% on the outstanding balance.

CHINA DIGITAL MEDIA CORPORATION
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005

18.	COMMITMENTS

(A)	Employee benefits

The full time employees of the Company in China are entitled to employee benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a Chinese government mandated multi-employer defined contribution plan. The Company is required to accrue for those benefits based on certain percentages of the employees’ salaries and make contributions to the plans out of the amounts accrued for medical and pension benefits. The total provision and contributions made for such employee benefits was $70,574 and $18,018 for the years ended December 31, 2006 and 2005, respectively. The Chinese government is responsible for the medical benefits and the pension liability to be paid to these employees.

The Company also operates a Mandatory Provident Fund plan (“the plan”) which is available to all employees in Hong Kong. Both the Company and the employees are required to contribute 5% (subject to an aggregate amount of $256) per month of the employees’ relevant income. Contributions from the Company are 100% vested in the employees as soon as they are paid to the plan. Contributions to the plan are expensed as they become payable in accordance with the rules of the plan and amounted to $4,563 and $2,448 for the years ended December 31, 2006 and 2005 respectively. The assets of the plan are held separately from those of the Company and are managed by independent professional fund managers.

(B)	Operating leases commitments

The Company leases office spaces from third parties under two operating leases which expire on December 31, 2007, June 15, 2007, and July 14, 2011 at monthly rental of $4,697, $2,044 and $3,903 respectively. The Company also leases spaces for staff quarters from third parties under five operating leases which expire from March 21, 2007 to October 16, 2007 with total monthly rental of $664. Accordingly, for the years ended December 31, 2006 and 2005, the Company recognized rental expense for office spaces in the amount of $90,731 and $46,713, respectively

As of December 31, 2006, the Company has outstanding commitments with respect to the above non-cancelable operating leases, which are due as follows:

2007	$114,442
2008	46,836
2009	46,836
2010	46,836
Thereafter	25,370
$280,320

(C)	Capital commitments

According to the joint venture agreements with Guizhou Television Station, the Company has committed to invest as capital contributions totalling $2,553,952 (RMB20 million) into the 51% owned subsidiary, Guishi HuaGuang and the 49% owned affiliate, Guishi Digimedia over a period of two years. As of December 31, 2006, the Company has invested a total of $317,967 (RMB2,490,000) as capital contributions into the two joint ventures. The outstanding capital contribution of $2,235,985 (RMB17,510,000) is due by February 15, 2008.

According to the amended Articles of Association of Digimedia Shenzhen, the Company has to fulfill registered capital contributions of $100,000 within one year from October 17, 2005. As of December 31, 2006, the Company has fulfilled $15,000 in registered capital requirement. As the Company is in the process of closing this dormant company, the outstanding capital contribution of $85,000 is not required to be paid up.

CHINA DIGITAL MEDIA CORPORATION
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005

19.	CONTINGENCIES

The Company accounts for loss contingencies in accordance with SFAS 5 “Accounting for Loss Contingencies”, and other related guidance. Set forth below is a description of certain loss contingencies as of December 31, 2005 and management’s opinion as to the likelihood of loss in respect of each loss contingency.

On May 24, 2005, Ziegler, Ziegler & Associates LLP and Scott Ziegler filed a Complaint against the Company in the United States District Court for the Southern District of New York for using their internet domain name to distribute the Company’s promotional information over the internet. The Plaintiffs seek several types of damages in an amount not less than $1,250,000. The Company’s counsel was instructed to vigorously defend the action as the emails in question were distributed by a party not hired nor associated with the Company. Accordingly, no provision has been made as of December 31, 2006.

On January 18, 2006, counsel for plaintiff threatened to file a complaint in the County Court in and for Miami-Dade County, Florida against the Company in an action for damages that does not exceed $15,000, exclusive of court costs, attorney’s fees and interest. The plaintiff alleged that the Company was a guarantor of a lease entered into by its Hairmax of Florida, Inc. subsidiary, which abandoned the lease and failed to pay the full rental due under the lease.

The Company has made a settlement offer to the plaintiff of $9,000 and is awaiting the plaintiff’s response. The Company has accrued $9,000 as at December 31, 2006.

20.	CONCENTRATIONS AND RISKS

 During 2006 and 2005, 100% of the Company’s assets were located in China and 100% of the Company’s revenues were derived from customers in China.

 The Company relied on two suppliers and purchases from those suppliers for the year ended December 31, 2006 and 2005 are as follows:

	Supplier A	Supplier B
For the year ended
December 31, 2006	89%	0%
December 31, 2005	75%	17%

At December 31, 2006 and 2005, accounts payable to those two suppliers totaled $5,316,582 and $3,858,560 respectively.

21.	SUBSEQUENT EVENTS

Commencing January 1, 2007, the Company’s subsidiary, M-Rider, terminated its exclusive advertising agency with a television station in Guangdong Province, PRC after one year of service. M-Rider will not be penalized for the termination of the exclusive agency and will remain as an advertising agent without any fixed commitment to the television station.

On January 24, 2007, the Company exercised its option to request the former shareholders of HuaGuang to transfer the remaining 10% equity interest in HuaGuang to the Company for $10 in accordance with a Strategic Alliance Agreement dated June 15, 2005 between the Company and Guangdong Pukonyi Culture Development Limited (later renamed as HuaGuang), subject to the approval PRC Government and in compliance with all the related laws of the PRC. When completed the exercise of this option will result in the Company owing 100% of HuaGuang.

As of February 9, 2007, the Company’s subsidiary, M-Rider, entered into a Sole Agent Service Agreement (“SAS Agreement”) with China Yellow River TV Station, a corporation organized and existing under the laws of the PRC (“YRT”). Pursuant to the terms of the Agreement, M-Rider will act as the sole advertising agent for YRT starting from January 1, 2007 for a period of four years and eleven months, with the option to renew the SAS Agreement for an additional five years upon its expiration.

Until ______________, 2007 (25 days after the date of this prospectus), all dealers effecting transactions in the shares offered by this prospectus whether or not participating in the offering may be required to deliver a copy of this prospectus. Dealers may also be required to deliver a copy of this prospectus when acting as underwriters and for their unsold allotments or subscriptions.
China Digital Media Corporation 26,459,576 Common Stock ________, 2007 Prospectus

TABLE OF CONTENTS

Prospectus Summary

The Offering

Risk Factors

Cautionary Note Regarding Forward Looking Statements

Dividend Policy

Use Of Proceeds

Market Price Information

Selling Security Holders

Plan Of Distribution

Management’s Discussion And Analysis

Business

Management

Executive Compensation

Certain Relationships And Related

Transactions

Security Ownership Of Certain Beneficial

Owners And Management

Description Of Capital Stock

Legal Matters

Experts

 Where You Can Find More Information

Index To Financial Statements

Part II

PART II

Information Not Required In Prospectus

Item 24. Indemnification of Directors and Officers

Our organizational documents contain provisions indemnifying our directors and officers to the fullest extent permitted by law. The Nevada General Corporation Law permits us to indemnify any person who is or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by us or in our right) by reason of the fact that the person is or was an officer, director, employee or agent, or is or was serving at our request as an officer, director, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.  The indemnity may include expenses (including attorney's fees), judgments, fines and amounts paid in settlement that were actually and reasonably incurred by the person in connection with the action, suit or proceeding; provided, however, that the person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests, and with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.  We may indemnify officers and directors in an action by us or in our right under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to us.  Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, we must indemnify such officer or director against the expenses which such officer or director actually and reasonably incurred. The indemnification provisions of the Nevada General Corporation Law are not exclusive of any other rights to which an officer or director may be entitled under our bylaws, by agreement, vote or otherwise.

Item 25. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the distribution of the securities being registered. The expenses shall be paid China Digital Media Corporation.

SEC Registration Fees	$407
Legal Fees	$*
Accounting Fees	$*
TOTAL	$*

* To be provided by amendment.

Item 26. Recent Sales of Unregistered Securities

To be provided by amendment.

Item 27. Exhibits

The following Exhibits are filed as part of this Registration Statement pursuant to Item 601 of Regulation S-B:

	Item	Title

	3.1	Articles of Incorporation (incorporated by reference from our SB-2 filed July 10, 2002)
	3.2	By-laws (incorporated by reference from our 10-SB filed April 30, 1999)
*	4.1	Specimen Common Stock Certificate
*	5.1	Opinion of Cozen O’Connor
	10.2	Form of Debenture in Private Placement (incorporated by reference from our Form 8-K filed November 20, 2006)
	10.3	Form of Class A Warrant in Private Placement (incorporated by reference from our Form 8-K filed November 20, 2006)
	10.4	Form of Class B Warrant in Private Placement (incorporated by reference from our Form 8-K filed November 20, 2006)
	10.5	Form of Class C Warrant in Private Placement (incorporated by reference from our Form 8-K filed November 20, 2006)
*	21.1	List of Subsidiaries
	23.1	Consent of Jimmy Cheung
*	23.2	Consent of Cozen O’Connor (included in Exhibit 5.1)
	24.1	Power of Attorney (included with Signature Page)
________________________________________________________________________
*	To be filed by amendment.

Item 28. Undertakings

The undersigned registrant hereby undertakes to:

(1)	File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i)	Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii)
Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement, and notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii)	Include any additional or changed material information on the plan of distribution.

(2)
For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3)	File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4)
For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

(iv)	Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

(5)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Signatures

    In accordance with the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in Hong Kong, on March 30, 2007.

CHINA DIGITAL MEDIA CORPORATION a Nevada corporation

Date: April 3, 2007	By:	/s/ Ng Chi Shing (a.k.a. Daniel Ng)
Ng Chi Shing (a.k.a. Daniel Ng) Chief Executive Officer

Power of Attorney

    We, the undersigned directors and officers of China Digital Media Corporation. hereby severally constitute and appoint Ng Chi Shing (a.k.a. Daniel Ng), his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution for him/her and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any subsequent registration statements pursuant to Rule 462 of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

In accordance with the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities with China Digital Media Corporation, and on the dates indicated.

Signature	Position	Date
/s/ Ng Chi Shing (a.k.a. Daniel Ng) Ng Chi Shing (a.k.a. Daniel Ng)	Chief Executive Officer, President and Director (Principal Executive Officer)	March 30, 2007
/s/Chen Lu Chen Lu	Director	March 30, 2007
/s/ Zhou Wei Yu Zhou Wei Yu	Director	March 30, 2007
/s/ Chen Juan Chen Juan	Director	March 30, 2007
/s/ Benedict Li Benedict Li	Chief Financial Officer (Principal Financial and Accounting Officer)	March 30, 2007

Exhibit Index

	Item	Title

	3.1	Articles of Incorporation (incorporated by reference from our SB-2 filed July 10, 2002)
	3.2	By-laws (incorporated by reference from our 10-SB filed April 30, 1999)
*	4.1	Specimen Common Stock Certificate
*	5.1	Opinion of Cozen O’Connor
	10.2	Form of Debenture in Private Placement (incorporated by reference from our Form 8-K filed November 20, 2006)
	10.3	Form of Class A Warrant in Private Placement (incorporated by reference from our Form 8-K filed November 20, 2006)
	10.4	Form of Class B Warrant in Private Placement (incorporated by reference from our Form 8-K filed November 20, 2006)
	10.5	Form of Class C Warrant in Private Placement (incorporated by reference from our Form 8-K filed November 20, 2006)
*	21.1	List of Subsidiaries
	23.1	Consent of Jimmy Cheung
*	23.2	Consent of Cozen O’Connor (included in Exhibit 5.1)
	24.1	Power of Attorney (included with Signature Page)
________________________________________________________________________
*	To be filed by amendment.